Exhibit 99.1

IESI-BFC Ltd. — MD&A for the three months ended March 31, 2010

Disclaimer

This Management Discussion and Analysis (“MD&A”) contains forward-looking statements and forward-looking information.  Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events.  These statements can generally be identified by the use of forward-looking words or phrases such as “believe,” “expect,” “anticipate,” “may,” “could,” “intend,” “intent,” “belief,” “estimate,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases.  These statements are not guarantees of performance and are inherently subject to known and unknown risks, uncertainties and assumptions that are difficult to predict and could cause our actual results, performance or achievements to differ materially from those expressed in or implied by those statements.  We cannot assure you that any of our expectations, estimates or projections will be achieved.

Numerous important factors could cause our actual results, performance or achievements to differ materially from those expressed in or implied by forward-looking statements, including, without limitation, those factors outlined in the Risk and Uncertainties section of this MD&A commencing on page 35.

In addition, numerous factors specific to our proposed merger with Waste Services, Inc. (“WSI”), could cause our actual results, performance or achievements to differ materially from those expressed in or implied by these forward-looking statements.  These factors are outlined in greater detail commencing on page 26.

These lists of factors are illustrative and by no means exhaustive.  All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.  All forward-looking statements in this MD&A are qualified by these cautionary statements.  The forward-looking statements in this MD&A are only made as of the date of this MD&A and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law.

Industry and Corporate Overview

The North American non-hazardous solid waste management industry remains fragmented, even after undergoing significant consolidation and integration in both Canada and the United States (“U.S.”).  We believe that this consolidation will continue as larger operators seek to achieve greater economies of scale and smaller operators exit the industry due to cost pressures caused by landfill closures brought about by regulatory changes, stringent environmental regulation, enforcement, compliance costs and the cost of capital.

We are one of North America’s largest full-service waste management companies, providing non-hazardous solid waste (“waste”) collection and disposal services to commercial, industrial, municipal and residential customers in ten states and the District of Columbia in the U.S. and five provinces in Canada.  We serve over 1.8 million customers with our vertically integrated collection and disposal assets.

Our U.S. south and northeast segments, collectively the U.S. segment or U.S. segments, operate under the IESI brand and provide vertically integrated waste collection and disposal services in two geographic regions: the south, consisting of various service areas in Texas, Louisiana, Oklahoma, Arkansas, Mississippi, and Missouri, and the northeast, consisting of various service areas in New York, New Jersey, Pennsylvania, Maryland, and the District of Columbia.  Our U.S. segments provide service to 41 U.S. markets and operate 17 landfills, 28 transfer collection stations, 11 material recovery facilities (“MRFs”), two landfill gas to energy facilities, and one transportation operation.

Our Canadian segment operates under the BFI Canada brand and is Canada’s second largest waste management company providing vertically integrated waste collection and disposal services in the provinces of British Columbia, Alberta, Manitoba, Ontario, and Quebec.  This segment provides service to 20 Canadian markets and owns or operates five landfills, seven transfer collection stations, 11 MRFs, and one landfill gas to energy facility.

Change in Reporting Currency and Generally Accepted Accounting Principles

In connection with our June 2009 listing on the New York Stock Exchange (“NYSE”) and U.S. public offering, we elected to report our financial results in U.S. dollars.  Accordingly, all comparative financial information contained in this MD&A has been recast from thousands of Canadian to U.S. dollars, unless otherwise stated.  The Foreign Currency Exchange (“FX”) Rates section of this MD&A provides additional detail about the methodology we employ to express our financial position, results of operations, cash flows and equity in U.S. dollars.

Electing to report our consolidated financial position and results of operations in U.S. dollars improves comparability of our financial information with our peers and reduces fluctuations in our reported amounts as a significant portion of our assets, liabilities and operations are resident or conducted in the U.S., in U.S. dollars.

We also elected to report our financial results in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”) to improve the comparability of our financial information with our peers.  Accordingly, all comparative financial information contained in this MD&A has been recast from Canadian generally accepted accounting principles (“Canadian GAAP”) to U.S. GAAP.  A reconciliation of our consolidated financial statements prepared in accordance with U.S. GAAP to Canadian GAAP is included in Note 20 to our consolidated financial statements.

Introduction

The following is a discussion of our consolidated financial condition and results of operations for the three months ended March 31, 2010 and has been prepared with all available information up to and including April 27, 2010.  All amounts are reported in U.S. dollars, unless otherwise stated and have been prepared in accordance with U.S. GAAP.  This discussion should be read in conjunction with our consolidated financial statements, including notes thereto, and MD&A for the three months ended March 31, 2009 and year ended December 31, 2009, both of which are filed on www.sec.gov and www.sedar.com.  Readers are cautioned that our MD&A for the three months ended March31, 2009 and filed on www.sec.gov and www.sedar.com is prepared in accordance with Canadian GAAP and expressed in Canadian dollars.

Foreign Currency Exchange (“FX”) Rates

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Although we have elected to report our financial results in accordance with U.S. GAAP and in U.S. dollars, we remain a legally domiciled Canadian entity and our functional currency is the Canadian dollar.  Our financial position, results of operations, cash flows and equity are initially consolidated in Canadian dollars using the current rate method of accounting.  Our assets and liabilities are then translated from Canadian to U.S. dollars at the foreign currency exchange rate in effect at the balance sheet date, while the results of our operations and cash flows are translated to U.S. dollars applying the average foreign currency exchange rate in effect during the reporting period.  The resulting translation adjustments are included in other comprehensive income or loss.  Translating our U.S. segment financial position, results of operations and cash flows into Canadian dollars, our functional currency, and re-translating these amounts to U.S. dollars, our reporting currency, has no translation impact on our consolidated financial statements.  Accordingly, U.S. segment results retain their original values when expressed in our reporting currency.  Translation adjustments are only included in the determination of net income or loss when we realize a reduction in investments we hold in foreign operations.

Our consolidated financial position and operating results have been translated to U.S. dollars applying the FX rates included in the table below.  FX rates are expressed as the amount of U.S. dollars required to purchase one Canadian dollar.

	2010			2009
	Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income		Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income
	Current	Average	Cumulative Average	Current	Average	Cumulative Average

December 31				$0.9555		$0.8760
March 31	$0.9846	$0.9607	$0.9607	$0.7935	$0.8030	$0.8030

FX Impact on Consolidated Results

The following table has been prepared to assist readers in assessing the impact of FX on selected results for the three months ended March 31, 2010.

	Three months ended
	March 31, 2009	March 31, 2010	March 31, 2010	March 31, 2010	March 31, 2010
	(as reported)	(organic, acquisition and other non- operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Consolidated Statement of Operations
Revenues	$223,893	$23,720	$247,613	$16,429	$264,042
Operating expenses	131,177	11,637	142,814	8,255	151,069
Selling, general and administration (“SG&A”)	30,077	6,886	36,963	2,828	39,791
Amortization	37,602	(470)	37,132	2,385	39,517
Net gain on sale of capital and landfill assets	(134)	74	(60)	(2)	(62)
Operating income	25,171	5,593	30,764	2,963	33,727
Interest on long-term debt	9,629	(2,150)	7,479	458	7,937
Net foreign exchange loss	84	(55)	29	1	30
Net (gain) loss on financial instruments	530	(1,119)	(589)	47	(542)
Other expenses	30	(6)	24	—	24
Income before net income tax expense and loss from equity accounted investee	14,898	8,923	23,821	2,457	26,278
Net income tax expense	5,259	3,599	8,858	685	9,543
Loss from equity accounted investee	—	21	21	4	25
Net income	$9,639	$5,303	$14,942	$1,768	$16,710

Adjusted EBITDA(A)(1)	$62,656	$7,526	$70,182	$5,759	$75,941
Adjusted operating income(1)	$25,188	$7,923	$33,111	$3,375	$36,486
Adjusted net income(1)(2)	$10,033	$5,799	$15,832	$2,836	$18,668
Free cash flow(B) (see page 9)	$30,624	$8,325	$38,949	$2,911	$41,860

Note:

(1)          We incurred certain, non-operating or non-recurring, expenses which are recorded to SG&A.  These expenses include transaction costs related to the acquisition of WSI and non-cash fair value adjustments attributable to stock options.  Please refer to the discussion included in the Review of Operations — For the three months ended March 31, 2010 section of this MD&A for further details.  All references to adjusted EBITDA(A), adjusted operating income and adjusted net income, including the related tax effect, reflect the adjustment of these costs.

(2)          We incur gains or losses on financial instruments that we have not designated for hedge accounting.  These gains or losses include certain fuel hedge and interest rate swap arrangements.  Please refer to the discussion included in the Review of Operations — For the three months ended March 31, 2010 section of this MD&A for future details.  All references to adjusted net income further reflect the adjustment of gains or losses resulting from these arrangements.

Review of Operations - For the three months ended March 31, 2010

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

We conduct our business in the U.S. and Canada.  Accordingly, a portion of our operating results are denominated in Canadian dollars.  Please refer to the table above for additional details regarding the impact of FX on our comparative operating results.

Revenues

	Three months ended March 31
	2010	2009	Change

Total	$264,042	$223,893	$40,149

Canada	$100,095	$70,983	$29,112
U.S. south	$87,800	$80,047	$7,753
U.S. northeast	$76,147	$72,863	$3,284

Gross revenue by service type

	Three months ended March 31, 2010
	Canada - stated in thousands of Canadian dollars	Canada - percentage of gross revenues	U.S.	U.S. - percentage of gross revenues

Commercial	$45,257	38.3%	$48,287	25.6%
Industrial	19,235	16.3%	23,760	12.6%
Residential	16,580	14.0%	43,688	23.2%
Transfer and disposal	29,730	25.1%	62,596	33.2%
Recycling and other	7,456	6.3%	10,226	5.4%
Gross revenues	118,258	100.0%	188,557	100.0%
Intercompany	(14,067)		(24,610)
Revenues	$104,191		$163,947

	Three months ended March 31, 2009
	Canada - stated in thousands of Canadian dollars (*)	Canada - percentage of gross revenues	U.S.	U.S. - percentage of gross revenues

Commercial	$40,096	40.1%	$45,895	25.9%
Industrial	17,087	17.0%	25,105	14.2%
Residential	14,996	14.9%	37,925	21.4%
Transfer and disposal	23,928	23.8%	61,504	34.8%
Recycling and other	4,236	4.2%	6,583	3.7%
Gross revenues	100,343	100.0%	177,012	100.0%
Intercompany	(11,947)		(24,102)
Revenues	$88,396		$152,910

(*) amounts have been adjusted to conform to the comparative periods presentation.

Gross revenue growth (decline) components — expressed in percentages and excluding FX

	Three months ended March 31, 2010		Three months ended March 31, 2009
	Canada	U.S.	Canada	U.S.

Price
Core price	3.8	1.7	3.4	2.5
Fuel surcharges	1.0	(0.3)	(0.5)	(1.2)
Recycling and other	1.5	1.7	(0.8)	(2.5)
Total price growth (decline)	6.3	3.1	2.1	(1.2)

Volume	9.0	1.0	(2.0)	(4.2)
Total organic gross revenue growth (decline)	15.3	4.1	0.1	(5.4)

Acquisitions	2.6	2.4	3.7	2.2
Total gross revenue growth (decline)	17.9	6.5	3.8	(3.2)

The increase in Canadian segment gross revenues, expressed in Canadian dollars (“C$”), is approximately C$17,900.  We enjoyed price and volume growth in all our service offerings in Canada and we were encouraged by the increase in commodity prices which bolstered recycling and other pricing growth comparatively.  Volume gains are the result of higher landfill volumes, new contract wins and strong organic growth.  Acquisitions and higher fuel surcharges account for the balance of the comparative change.

U.S. south segment gross revenues increased approximately $8,400.  With the exception of price and volume declines in our industrial service line, price and volume was either up or largely unchanged in all areas of our business.  While weather inhibited our ability to perform at our maximum potential, we battled through this adversity and we are pleased with our overall performance.  Increasing volumes is the result of new contract wins and strong organic growth.  As in our Canadian segment, the return of commodity prices supports the increase in recycling and other revenue growth.  Acquisitions completed in 2009 contributed to the remainder of the comparative increase, partially offset by lower fuel surcharges.

Gross revenues in our U.S. northeast segment increased approximately $3,100.  Core price declined at our landfills period over period, but was largely unchanged on a sequential basis.  All other service lines enjoyed higher price over the year ago period and the rebound in commodity pricing was a strong contributor to overall pricing growth for this segment.  Industrial and recycling volumes fell short of prior period benchmarks, but were up in all other service lines.  We attribute the period over period volume declines to inclement weather.  These volume declines, however, were most prominent in the first and second months of the quarter, but regained comparative strength in the last month of the quarter.  On a sequential basis, industrial volumes increased due to a strong recovery in March.  Marginally higher fuel surcharges and acquisitions contributed to the balance of gross revenue growth.

Please refer to the Outlook section of this MD&A for additional discussion on economic trends affecting revenues, our strategy and our operations.

Operating expenses

	Three months ended March 31
	2010	2009	Change

Total	$151,069	$131,177	$19,892

Canada	$50,295	$36,888	$13,407
U.S. south	$53,067	$47,822	$5,245
U.S. northeast	$47,707	$46,467	$1,240

Excluding the impact of FX, approximately $8,300, the resulting Canadian segment increase, approximately $5,200, is due to higher disposal, labour and vehicle operating costs.  Higher collected waste volumes, partially offset by higher internalized waste, are the primary contributors to the increase in disposal costs.  Acquisitions, general wage increases and higher collected waste volumes all contributed to the comparative increase in labour costs.  Higher vehicle operating costs are attributable to acquisitions and an increase in diesel fuel consumed to collect and process higher waste volumes.   An increase in diesel fuel costs also contributed to the period over period increase.

Operating costs in our U.S. south segment increased approximately $5,200 period over period due to higher labour and vehicle operating costs.  Acquisitions and contract wins are the primary reasons for the comparative increase.  General wage increases and higher collected waste volumes also contributed to the comparative increase in labour costs.  Higher disposal costs, net of higher internalized waste volumes, resulted in higher disposal costs period over period.  An increase in diesel fuel costs also contributed to the comparative increase.

In the U.S. northeast, operating costs increased approximately $1,200 period-to-period.  General wage increases and vehicle operating costs to service additional transfer and disposal volumes are the primary reasons for the comparative increase.  An increase in comparative diesel fuel costs also contributed to the period over period increase.

Fuel hedge agreements in Canada and the U.S. partially offset fuel cost variability in each segment.

SG&A

	Three months ended March 31
	2010	2009	Change

Total	$39,791	$30,077	$9,714

Canada	$17,229	$10,138	$7,091
U.S. south	$12,552	$11,133	$1,419
U.S. northeast	$10,010	$8,806	$1,204

Excluding the impact of FX, approximately $2,800, Canadian segment SG&A expense increased approximately $4,300.  The majority of the increase is due to transaction and related costs and fair value changes to stock options, approximately $1,800 and $800, respectively.  The remainder of the change is due to higher severance costs, largely incurred in light of the pending merger with WSI, higher salaries, resulting from a higher compliment of sales personnel, and general wage increases and professional fees.

Higher salaries and facility and office costs are the primary cause of the quarter over quarter increase in SG&A expense for our U.S. south segment.  The comparative increase is largely attributable to acquisitions, new contract wins and weather.  Severance costs also contributed to the increase in salaries.  We also experienced an increase in doubtful account provisions, which we expect will normalize over the balance of the year.

The U.S. northeast segment increase, approximately $1,200, is due in large part to professional fees, facility and office costs and other SG&A expense.  The increase in professional fees relates principally to longer term initiatives in this segment, while higher facility and office costs are due to higher maintenance costs at certain locations, including snow removal, coupled with higher comparative utility costs.  Higher doubtful account provisions contributed to the increase in other SG&A expense.  We don’t expect further increases to our doubtful account provisions in this segment in each of the remaining quarters in 2010.

Amortization

	Three months ended March 31
	2010	2009	Change

Total	$39,517	$37,602	$1,915

Canada	$14,533	$11,333	$3,200
U.S. south	$11,718	$11,411	$307
U.S. northeast	$13,266	$14,858	$(1,592)

The increase in Canadian segment amortization is due to FX, approximately $2,400, higher capital and landfill amortization, partially offset by intangible asset amortization.  Higher comparative landfill volumes, which include special wastes, are the primary reasons for the increase in comparative landfill amortization.  Higher capital asset amortization is attributable to acquisitions and replacement and growth capital purchases to service existing contracts and new contract wins.  Lower intangible amortization is the result of fully amortized intangibles.

Our U.S. south segment also experienced an increase in amortization expense.  The primary reason for the increase is due to capital assets purchases by way of acquisition and capital acquired to service new contract wins.  The decline in U.S. northeast segment amortization expense is attributable to fully amortized capital and intangible assets.

Net gain on sale of capital and landfill assets

	Three months ended March 31
	2010	2009	Change

Total	$(62)	$(134)	$72

Canada	$(12)	$(84)	$72
U.S.	$(50)	$(50)	$—

We dispose of certain equipment generally due to asset retirements.  No disposals were significant individually or in aggregate.

Interest on long-term debt

	Three months ended March 31
	2010	2009	Change

Total	$7,937	$9,629	$(1,692)

Canada	$2,794	$2,543	$251
U.S.	$5,143	$7,086	$(1,943)

Excluding the impact of FX, approximately $500, lower interest rates incurred on Canadian segment borrowings is the primary reason for the decline.  Lower interest expense resulting from lower comparative borrowing rates, was partially offset by bank drawings we made in March 2010 to complete an acquisition.  Consideration in respect of this acquisition totaled approximately $48,900.

Our U.S. segment also benefited from lower comparative interest rates coupled with debt repayments from share offering proceeds received in March and June 2009.  In addition, the repayment of long-term debt from excess free cash flow(B), net of amounts used to fund acquisitions, also contributed to the decline in interest expense incurred in our U.S segment.

Net foreign exchange loss (gain)

	Three months ended March 31
	2010	2009	Change

Total	$30	$84	$(54)

Canada	$7	$(26)	$33
U.S.	$23	$110	$(87)

Foreign exchange gains or losses are typically incurred on the settlement of transactions conducted in a currency that is other than the respective segments reporting currency.  Gains and losses are not attributable to one significant transaction or series of transactions.

Net (gain) loss on financial instruments

	Three months ended March 31
	2010	2009	Change

Total	$(542)	$530	$(1,072)

Canada	$288	$79	$209
U.S.	$(830)	$451	$(1,281)

Changes in the fair value of funded landfill post-closure costs and fuel hedges entered into in September 2009 are the sole contributors to Canadian segment losses.  We did not designate fuel hedges as hedges for accounting purposes.  Accordingly, fair value movements in these arrangements are recorded as gains or losses on financial instruments.

U.S. segment gains and losses are due to fair value changes in interest rate swaps resulting from period-to-period movements in interest rates.  Under the terms of our U.S. term loan and revolving credit facility (“U.S. facility”), we are required to fix the rate of interest on not less than 40% of total funded debt.  In connection with our equity issuances completed in 2009, and the use of those net proceeds to repay advances on our U.S. facility, the total value of interest rate swaps we are required to hold has declined.

Other expenses

	Three months ended March 31
	2010	2009	Change

Total	$24	$30	$(6)

Canada	$—	$—	$—
U.S.	$24	$30	$(6)

Other expenses are comprised of management bonuses related to certain acquisitions completed in prior years.

Net income tax expense

	Three months ended March 31
	2010	2009	Change

Total	$9,543	$5,259	$4,284

Canada	$4,173	$3,391	$782
U.S.	$5,370	$1,868	$3,502

Current income tax expense increased approximately $5,300 in our Canadian segment while deferred income tax recoveries increased approximately $4,500.  We effectively exhausted our Canadian operating subsidiaries loss carryforward pool in the second quarter of 2009, which is the primary reason for the sharp increase in current income tax expense.

Deferred income tax recoveries arising from loss carryfowards recognized by the public company in connection with transaction costs incurred on the WSI merger was the primary reason for the increase.  Deferred tax recoveries were also recognized due to a narrowing of the gap between the carrying amount of intangible assets and their tax basis.

The increase in U.S. segment income tax expense is due in large part to an increase in deferred income tax expense, approximately $3,600.  The utilization of loss carryforwards is the primary cause of this change.  Stronger operating results and lower interest expense have contributed to the increase in income subject to tax, which in turn has created an increasing demand on loss carryforward use and ultimately deferred income tax expense.  Current income tax expense is largely unchanged comparatively and relates principally to state tax.

Income tax at the combined basic rate totaled approximately $9,000.  State and withholding taxes, and tax on non-deductible expenses, were partially offset by revisions to unutilized loss carryforwards related to WSI transaction costs.

Please refer to the Outlook section of this MD&A for additional discussion about our income taxes.

Loss from equity accounted investee

	Three months ended March 31
	2010	2009	Change

Total	$25	$—	$25

Canada	$25	$—	$25
U.S.	$—	$—	$—

Loss from equity accounted investee represents our pro rata share of post-acquisition earnings from the investee, computed by the consolidation method.

Other Performance Measures - For the three months ended March 31, 2010

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Free cash flow (B)

Purpose and objective

The purpose of presenting this non-GAAP measure is to align our disclosure with other U.S. publicly listed companies in our industry.  Investors and analysts use this calculation as a measure of our value and liquidity.  We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment and debt repayment.

In the current period, our calculation of free cash flow(B) takes into consideration transaction and related costs and non-recurring costs.  Accordingly, comparative amounts have been adjusted to conform to the current period presentation.

Free cash flow (B) - cash flow approach

	Three months ended March 31
	2010	2009	Change

Cash generated from operating activities (statement of cash flows)	$44,040	$49,596	$(5,556)

Operating and investing
Stock option expense	761	17	744
Acquisition and related costs	1,998	—	1,998
Other expenses	24	30	(6)
Changes in non-cash working capital items	15,090	1,394	13,696
Capital and landfill asset purchases	(20,083)	(20,497)	414

Financing
Net realized foreign exchange loss	30	84	(54)
Free cash flow(B)	$41,860	$30,624	$11,236

Free cash flow (B) — Adjusted EBITDA(A) approach

We typically calculate free cash flow(B) using an operations approach which is similar to the calculation required by our Canadian and U.S. long-term debt facilities.

	Three months ended March 31
	2010	2009	Change

Adjusted EBITDA(A)	$75,941	$62,656	$13,285

Restricted share expense	413	332	81
Capital and landfill asset purchases	(20,083)	(20,497)	414
Landfill closure and post-closure expenditures	(385)	(1,226)	841
Landfill closure and post-closure cost accretion expense	880	742	138
Interest on long-term debt	(7,937)	(9,629)	1,692
Non-cash interest expense	709	750	(41)
Current income tax expense	(7,678)	(2,504)	(5,174)
Free cash flow(B)	$41,860	$30,624	$11,236

Free cash flow(B) increased period over period by approximately $11,200, or approximately $8,300 if we exclude the impact of FX.  We generated significant improvements to adjusted EBITDA(A) resulting from strong revenue growth as detailed in the Review of Operations — For the three months ended March 31, 2010 section of this MD&A.  Lower interest rates and lower total debt levels contributed to the approximately $1,700 decline in interest expense, while higher cash taxes in Canada partially offset this decline.  Higher Canadian cash taxes are the result of us fully utilizing our available loss carryforwards.  The repayment or capitalization of intercompany notes occurring on our conversion from an income trust to a corporation accelerated our use of this shelter.

Capital and landfill purchases

Capital and landfill purchases characterized as replacement and growth expenditures are as follows:

	Three months ended March 31
	2010	2009	Change

Replacement	$11,899	$12,789	$(890)
Growth	8,184	7,708	476
Total	$20,083	$20,497	$(414)

Capital and landfill purchases - replacement

Capital and landfill purchases characterized as “replacement” expenditures represent cash outlays to sustain current cash flows and are funded from free cash flow(B).  Replacement expenditures include the replacement of existing capital assets and all construction spending at our landfills.

Excluding the impact of FX, approximately $700, replacement expenditures decreased approximately $1,600 ..  Our U.S. segment experienced little change period-to-period.  The decline in our Canadian segment is due in large part to the timing of landfill cell construction spending at our Lachenaie landfill.

Capital and landfill purchases - growth

Capital and landfill purchases characterized as “growth” expenditures represent cash outlays to generate new or future cash flows and are generally funded from free cash flow(B).  Growth expenditures include capital assets, including facilities (new or expansion), to support new contract wins and organic business growth.

Excluding the impact of FX, approximately $900, growth expenditures decreased approximately $400.  The decline is the result of a spending decrease for new contracts commencing in the U.S. partially offset by an increase in spending related to new contract wins in Canada.  Higher comparative growth spending in Canada relates principally to vehicles and equipment to service new residential contracts commencing in the quarter.

Readers are reminded that revenue, adjusted EBITDA(A), and cash flow contributions derived from growth expenditures will materialize over future periods.

Dividends

(all amounts are in Canadian dollars)

2010

Our expected regular dividend record and payment dates, and payment amounts, are as follows:

Expected regular dividend (payable quarterly)

Expected record date	Expected payment date	Dividend amounts per share and PPS equivalent (3)- stated in Canadian dollars
March 31, 2010	April 15, 2010	$0.125
June 30, 2010	July 15, 2010	0.125
September 30, 2010	October 15, 2010	0.125
December 31, 2010	January 14, 2011	0.125
Total		$0.500

Note:

(3)          Participating preferred shares (“PPSs”) issued by IESI Corporation (“IESI”) are exchangeable for common shares of the Company on a one for one hundred basis.  In this MD&A, reference to “PPS equivalent” refers to the number of shares issuable by the Company upon a PPS exchange.  Dividends per PPS equivalent are expressed on the same basis.

2009

Our regular and special dividend record and payment dates, and payment amounts, were as follows:

Regular and special dividend (paid quarterly)

Record date	Payment date	Regular dividend amounts per share and PPS equivalent - stated in Canadian dollars	Special dividend amounts per share and PPS equivalent - stated in Canadian dollars	Total dividend amounts per share and PPS equivalent - stated in Canadian dollars
March 31, 2009	April 15, 2009	$0.125	$0.125	$0.250
June 30, 2009	July 15, 2009	0.125	0.125	0.250
September 30, 2009	October 15, 2009	0.125	0.125	0.250
December 17, 2009	December 31, 2009	—	0.125	0.125
December 31, 2009	January 15, 2010	0.125	—	0.125
Total		$0.500	$0.500	$1.000

Summary of Quarterly Results

(all amounts are in thousands of U.S. dollars, except per share or trust unit amounts)

2010	Q4	Q3	Q2	Q1

Revenues
Canada				$100,095
U.S. south				87,800
U.S. northeast				76,147
Total revenues				$264,042
Net income				$16,710
Net income per weighted average share, basic				$0.18
Net income per weighted average share, diluted				$0.18

2009	Q4	Q3	Q2	Q1	Total

Revenues
Canada	$96,473	$94,644	$87,188	$70,983	$349,288
U.S. south	86,882	89,359	83,899	80,047	340,187
U.S. northeast	79,107	84,408	82,613	72,863	318,991
Total revenues	$262,462	$268,411	$253,700	$223,893	$1,008,466
Net income	$9,875	$19,109	$15,105	$9,639	$53,728
Net income per weighted average share, basic	$0.11	$0.20	$0.19	$0.14	$0.64
Net income per weighted average share, diluted	$0.11	$0.20	$0.18	$0.14	$0.63

2008	Q4	Q3	Q2	Q1	Total

Revenues
Canada	$80,301	$100,965	$99,807	$85,418	$366,491
U.S. south	83,452	87,809	87,392	79,490	338,143
U.S. northeast	79,853	93,461	90,414	78,441	342,169
Total revenues	$243,606	$282,235	$277,613	$243,349	$1,046,803
Net income	$9,919	$16,274	$17,444	$11,322	$54,959
Net income per weighted average share or trust unit, basic and diluted	$0.14	$0.24	$0.25	$0.16	$0.80

Seasonality

Revenues are generally higher in spring, summer and autumn months due to higher collected and received waste volumes.  Operating expenses to service and dispose of higher waste volumes also increases commensurate with the rise or fall in revenues.

Revenues

Canadian segment revenues expressed in thousands of Canadian dollars

	Q4	Q3	Q2	Q1	Total

2010				$104,191	$104,191
2009	$102,942	$104,996	$102,390	$88,396	$398,724
2008	$99,557	$104,999	$100,754	$85,768	$391,078

2010 less 2009 revenues				$15,795
2009 less 2008 revenues	$3,385	$(3)	$1,636	$2,628	$7,646

Our Canadian segment has generally delivered a stronger performance than each of the comparative quarters.  We continue to experience core price growth and we have also benefited from acquisitions.  In the first quarter of 2010, comparative revenue gains are attributable to stronger overall pricing, volume and acquisition contributions as outlined in the Review of Operations — For the three months ended March 31, 2010 section of this MD&A.  Should commodity pricing we enjoyed in the first quarter of 2010 remain unchanged for the balance 2010, 2010 revenues will benefit comparatively in each of the remaining quarters.  We believe we are on course to meet the revenue expectations we set for our Canadian segment for 2010.  We caution readers that the economic climate remains fragile and can impact certain services we offer.  Economic disruptions can have a significant impact on our ability to generate significant revenue growth.

The dip in third quarter 2009 revenues compared to the same quarter in 2008 is the result of fuel surcharges.  In the second and third quarters of 2008, diesel fuel costs were in excess of one dollar and forty cents Canadian per litre.  While third quarter 2008 and 2009 revenues appear consistent period-to-period, 2008 third quarter revenues include fuel charges that were approximately C$2,100 higher than the third quarter of 2009.   Fuel surcharges are the primary cause of the disparity in quarterly revenue performance when compared to the balance of the quarter’s year over year.

U.S. south segment

	Q4	Q3	Q2	Q1	Total

2010				$87,800	$87,800
2009	$86,882	$89,359	$83,899	$80,047	$340,187
2008	$83,452	$87,809	$87,392	$79,490	$338,143

2010 less 2009 revenues				$7,753
2009 less 2008 revenues	$3,430	$1,550	$(3,493)	$557	$2,044

U.S. south segment revenues have generally delivered a stronger performance than each of the comparative quarters.  We continue to generate revenue growth from pricing and acquisitions.  In the first quarter of 2010, comparative revenue gains are attributable to stronger overall pricing, volume and acquisition contributions as outlined in the Review of Operations — For the three months ended March 31, 2010 section of this MD&A.  Our U.S. south segment is not as exposed to commodity prices when compared to our Canadian and U.S. northeast segments.  While acquisitions represent a good portion of our first quarter revenue growth, strong pricing and volume gains played a meaningful role in this segments growth.  The timing of contract wins, which commenced in 2009, will impact comparative revenue growth results in later half of 2010.  We believe that we are on course to meet our U.S. south segment revenue targets we established for 2010.

Similar to the dip we experienced in our Canadian segment, the decline in second quarter 2009 revenues compared to the same quarter in 2008 is the result of declining fuel surcharges.  Fuel surcharge declines totaled approximately $5,100 comparatively.

U.S. northeast segment

	Q4	Q3	Q2	Q1	Total

2010				$76,147	$76,147
2009	$79,107	$84,408	$82,613	$72,863	$318,991
2008	$79,853	$93,461	$90,414	$78,441	$342,169

2010 less 2009 revenues				$3,284
2009 less 2008 revenues	$(746)	$(9,053)	$(7,801)	$(5,578)	$(23,178)

Our U.S. northeast segment has experienced comparative quarterly declines.  This segment has been hardest hit by the economic downturn and has been slow to recover.  In the fourth quarter of 2009, we started to see the reversal of this trend and are encouraged with our 2010 first quarter performance.  Commodity pricing has played a role in this segments first quarter success, but pricing gains from commercial and industrial revenue streams are also showing promise.  As mentioned in our U.S. south segment discussion, our U.S. northeast segment is subject to commodity pricing fluctuations.  An environment of stable commodity pricing and a return to a more robust and vibrant economy, will serve this segment well for the balance 2010.  We believe we are on course to meet our U.S. northeast segment revenue targets we established for 2010.

Net income

	Q4	Q3	Q2	Q1	Total
2010 - Net income				$16,710	$16,710
2009 - Net income	$9,875	$19,109	$15,105	$9,639	$53,728
2008 - Net income	$9,919	$16,274	$17,444	$11,322	$54,959

2010 less 2009 net income				$7,071
2009 less 2008 net income	$(44)	$2,835	$(2,339)	$(1,683)	$(1,231)

Net income generally follows the rise and fall in revenues resulting from the seasonal nature of our business.  Net income is also impacted by changes in interest on long-term debt, foreign exchange gains or losses, gains or losses on financial instruments and other non-operating expenses which are not tied to the seasonal nature of our business and fluctuate with other non-business variables.

Net income in the first quarter of 2010 was approximately $7,100 higher than the net income in the first quarter of 2009.  Higher operating income, driven principally by strong revenue performance, had the most pronounced impact on net income.  Lower interest expense due to lower borrowings and interest rates also contributed to the comparative rise of first quarter net income in 2010.  Higher income tax expense stemming from stronger operating results and lower interest expense partially offset these positive contributions to comparative first quarter net income in 2010.

The variability of our net income quarter-to-quarter is due in large part to the fluctuation of non-business variables which are effectively out of our control and in certain circumstances the accounting treatment we have elected to take for certain hedging arrangements.  Additionally, non-recurring items, including significant transaction and related costs, or cost incurred to complete the conversion of the BFI Canada Income Fund (“Fund”) to a corporation, or reorganization costs, have also impacted net income performance quarter-to-quarter.  Net income was higher in the first and second quarters of 2008 compared to 2009.  In the second quarter of 2008, we recorded a gain on financial instruments which was approximately $3,800 higher than the gain recorded in the comparative 2009 quarter.  The gain was the result of fluctuations in interest rates which resulted in fair value gains on interest rate swaps recorded in our U.S. segment.  In the first quarter of 2008, we recognized a deferred income tax recovery compared to a first quarter 2009 deferred income tax expense which contributed an additional $12,500 to 2008 first quarter net income compared to the same quarter in 2009.  The erosion of loss carryfowards in 2009 (deferred income tax expense) compared to the addition of loss carryforwards in 2008 (deferred income tax recovery), in our U.S. segment, and timing differences between the carrying value of U.S. segment capital assets and their tax values were the primary contributors to the higher deferred income tax expense in 2009 and higher comparative deferred income tax recoveries in 2008.  Contributions to first quarter 2008 net income from deferred taxes, were partially offset by higher net losses on financial instruments, approximately $8,500.  As in the second quarter of 2008, fluctuations in interest rates resulted in fair value losses on interest rate swaps recorded in our U.S. segment.

Net income per weighted average share and trust unit, basic and diluted

Net income per share in the first quarter of 2010 is higher than the comparative quarter ended in 2009.  The principle reason for the increase is due to our strong operating performance in the quarter, the impact of FX, net of the issuance of additional equity in March and June of last year.  Net income per share in 2009 was lower than each of the comparative quarters ended in 2008.  The issue of equity in 2009 was a significant contributor to the comparable decline.

Financial Condition

(all amounts are in thousands shares and  U.S. dollars, excluding per share amounts, unless otherwise stated)

Selected Consolidated Balance Sheet Information

	Canada - March 31, 2010	U.S. - March 31, 2010	Consolidated - March 31, 2010	Canada - December 31, 2009	U.S. - December 31, 2009	Consolidated - December 31, 2009

Accounts receivable	$58,994	$58,373	$117,367	$53,134	$58,705	$111,839
Intangibles	$32,095	$81,420	$113,515	$15,188	$85,729	$100,917
Goodwill	$72,304	$574,034	$646,338	$59,884	$570,586	$630,470
Landfill development assets	$2,977	$5,033	$8,010	$2,692	$4,985	$7,677
Capital assets	$183,285	$272,311	$455,596	$161,513	$278,221	$439,734
Landfill assets	$177,246	$481,940	$659,186	$175,154	$486,584	$661,738
Working capital deficit -(current assets less current liabilities)	$(2,663)	$(14,863)	$(17,526)	$(14,826)	$(27,222)	$(42,048)

Accounts receivable

Change - Consolidated - March 31, 2010 versus December 31, 2009	$5,528
Change - Canada - March 31, 2010 versus December 31, 2009	$5,860
Change - U.S. - March 31, 2010 versus December 31, 2009	$(332)

We completed an acquisition in the first quarter of 2010 that contributed approximately $3,500 to the Canadian segment increase in accounts receivable.  FX, approximately $1,700, accounts for a significant component of the remaining change.  Organic growth, partially offset by a continued focus on collection efforts, is the primary reason for the balance of the change.

The U.S. segment decrease is due in large part to our continued focus on collections and marginally higher allowance for doubtful accounts provisions.  An increase in amounts owing from a single customer in the U.S., approximately $1,600, partially offset improvements from our collection efforts.

Intangibles

Change - Consolidated - March 31, 2010 versus December 31, 2009	$12,598
Change - Canada - March 31, 2010 versus December 31, 2009	$16,907
Change - U.S. - March 31, 2010 versus December 31, 2009	$(4,309)

Intangibles recognized on acquisitions completed in the period, approximately $18,800, and FX, approximately $1,000, are the primary contributors to the comparative Canadian segment increase.  During the quarter, we acquired the assets of one solid waste management company in Canada.  The acquisition is considered a tuck-in. Readers are cautioned that the acquisition equation requires final fair value adjustments which may result in subsequent changes to intangible asset values recorded in this quarter.  Normal course amortization was responsible for the balance of the comparative change.

The decline in U.S. segment intangible assets is due entirely to normal course amortization.

Goodwill

Change - Consolidated - March 31, 2010 versus December 31, 2009	$15,868
Change - Canada - March 31, 2010 versus December 31, 2009	$12,420
Change - U.S. - March 31, 2010 versus December 31, 2009	$3,448

FX represents approximately $2,100 of the comparative increase in Canadian segment goodwill.  As indicated above, we completed the acquisition of one solid waste management company in the quarter and the acquisition equation is pending final fair value adjustments.  We recognized preliminary goodwill of approximately $10,300 on this acquisition.

Goodwill recognized in our U.S segment is attributable to a contingent purchase price payment that we believe is probable of payment beyond a reasonable doubt.  The payment amount remains unpaid, but was accrued for as at March 31, 2010.

Landfill development assets

Change - Consolidated - March 31, 2010 versus December 31, 2009	$333
Change - Canada - March 31, 2010 versus December 31, 2009	$285
Change - U.S. - March 31, 2010 versus December 31, 2009	$48

Ongoing landfill development initiatives in both Canada and the U.S., and FX on Canadian denominated amounts, represent the comparative change.

Capital assets

Change - Consolidated - March 31, 2010 versus December 31, 2009	$15,862
Change - Canada - March 31, 2010 versus December 31, 2009	$21,772
Change - U.S. - March 31, 2010 versus December 31, 2009	$(5,910)

Canadian segment capital assets increased $5,300 due to FX.  Capital asset purchases (expressed on a cash basis) totaled approximately $7,200.  Capital asset additions were incurred principally to maintain our existing vehicles and containers, contract wins and for infrastructure spending.  Amortization totaled approximately $7,000.  The balance of the change is largely attributable to capital assets recognized on acquisitions completed in the quarter, which are principally comprised of vehicles, containers, buildings and equipment, approximately $17,700.  Working capital adjustments and disposals are the primary reasons for the balance of the change.

The decrease in U.S. segment capital assets is a function of amortization, approximately $12,000, and working capital adjustments outpacing additions.  Capital asset additions (expressed on a cash basis), approximately $6,700, were incurred principally for new contract wins, landfill equipment, with the balance attributable to the maintenance of our current compliment of assets.  Disposals represent the balance of the change.

Landfill assets

Change - Consolidated - March 31, 2010 versus December 31, 2009	$(2,552)
Change - Canada - March 31, 2010 versus December 31, 2009	$2,092
Change - U.S. - March 31, 2010 versus December 31, 2009	$(4,644)

FX represents approximately $5,300 of the increase in our Canadian segment.  Additions (expressed on a cash basis) also contributed to the increase and totaled approximately $2,400.  Additions represent cell development principally at our Lachenaie landfill.  These increases were partially offset by amortization, approximately $4,800, which includes the amortization of capitalized asset retirement obligations.    Working capital adjustments and capitalized asset retirement obligations represent the balance of the change.

Amortization, including the amortization of capitalized landfill closure and post-closure costs, approximately $8,600, is the primary reason for our U.S. segment decline.  Additions (expressed on cash basis), approximately $3,800, and capitalized asset retirement obligations, approximately $900, were partial offsets to amortization.  Landfill construction and provisions for wetlands mitigation at our Seneca Meadows site is the primary contributor to landfill asset additions and capitalized landfill closure and post-closure costs in the quarter.  Disposals and working capital adjustments represent the balance of the change.

Working capital deficit

Change - Consolidated - March 31, 2010 versus December 31, 2009	$24,522
Change - Canada - March 31, 2010 versus December 31, 2009	$12,163
Change - U.S. - March 31, 2010 versus December 31, 2009	$12,359

The decline in our Canadian segment working capital deficit is due to the following: higher accounts receivable balances due to an acquisition completed in the first quarter of 2010, higher cash balances due to timing of payments and collections, lower accounts payable and accrual amounts due to payments made in the first quarter of 2010 in respect of capital and management incentive awards, which was partially offset by higher income taxes payable due to a strong first quarter operating performance and the timing of payments.

The decline in our U.S. segment working capital deficit is the result of the following: lower accounts payable and accruals due to payments made in the first quarter of 2010 in respect of capital and management incentive awards, declines in other liabilities due to lower fair values for interest rate swaps, and higher prepaid expenses due in large part to the timing of insurance payments.

Disclosure of outstanding share capital

	March 31, 2010
	Shares	$

Common shares	82,383	1,083,851
Special shares	11,048	—
Total common and special shares	93,431	1,083,851
Restricted shares	(225)	(3,928)
Total contributed equity	93,206	1,079,923

Total common, special and restricted shares issued and outstanding as at April 27, 2010 total 82,383, 11,048 and 225, respectively.

Shareholders’ equity

We are authorized to issue an unlimited number of common, special and preferred shares, issuable in series.

Common Shares

Common shareholders are entitled to one vote for each common share held and to receive dividends, as and when determined by the Board of Directors.  Common shareholders are entitled to receive, on a pro rata basis, the remaining property and assets of the Company upon dissolution or wind-up, subject to the priority rights of other classes of shares.  Please refer to the Proposed Transaction section of this MD&A for total shares issuable by us to complete the WSI merger.

Special Shares

Special shareholders are entitled to one vote for each special share held.  The special shares carry no right to receive dividends or to receive the remaining property and assets of the Company upon dissolution or wind-up.  The number of special shares outstanding is equivalent to the exchange rights granted to holders of the PPSs.  Participating preferred shareholders have the right to exchange one PPS for one hundred common shares of the Company.  For each PPS exchanged one hundred special shares are automatically cancelled.

Preferred Shares

At March 31, 2010, no preferred shares are issued.  Each series of preferred share, when issued, shall have rights, privileges, restrictions and conditions as determined by the Board of Directors prior to issuance.  Preferred shareholders are not entitled to vote, but take preference over the common shareholders rights in the remaining property and assets of the Company in the event of dissolution or wind-up.

Non-controlling interest

As of April 27, 2010, 11,048 PPS equivalents remain outstanding which are exchangeable for common shares of the Company.  Each holder of a PPS equivalent receives dividends equal to those received by the Company’s common shareholders.  Assuming the exchange of all PPS equivalents, 93,431 common shares would be outstanding at March 31, 2010.

We anticipate that, pursuant to a mandatory exchange provision governing the PPSs, all remaining outstanding PPS will be exchanged for 11,048 common shares of the Company prior to December 31, 2010.  At that time, the outstanding special shares of the Company that are held by IESI for the benefit of the holders of PPS will be redeemed.

Liquidity and Capital Resources

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Contractual obligations	March 31, 2010

	Payments due
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Long-term debt	$705,045	$—	$538,936	$57,109	$109,000
Interest on long-term debt(4)	115,917	15,668	30,257	8,347	61,645
Landfill closure and post-closure costs, undiscounted	441,998	6,174	14,497	16,613	404,714
Interest rate swaps	11,224	6,911	4,313	—	—
Commodity swaps	1,587	51	1,454	82	—
Operating leases	40,791	6,678	11,386	10,440	12,287
Other long-term obligations(5)	20,677	—	—	—	20,677
Total contractual obligations	$1,337,239	$35,482	$600,843	$92,591	$608,323

Notes:

(4)          Interest on long-term debt is comprised of interest on both fixed and variable interest rate debt.  Interest on variable rate debt is calculated based on borrowings and interest rates prevailing at March 31, 2010.  Interest is calculated through the period to maturity for all long-term debt instruments.

(5)          Other long-term obligations include the following: payments for a license agreement to use the trade name “BFI” and the related logo in our Canadian segment for the period from June 30, 2015 to June 30, 2034.  Contingent consideration in respect of certain acquisitions is not included in the table above.

Long-term debt

Summary details of our long-term debt facilities at March 31, 2010 are as follows:

	Available lending	Facility drawn	Letters of credit (not reported as long-term debt on the Consolidated Balance Sheet)	Available capacity
Canadian long-term debt facilities - stated in Canadian dollars
Senior secured debenture, series B	$58,000	$58,000	$—	$—
Revolving credit facility	$305,000	$232,000	$39,569	$33,431

U.S. long-term debt facilities - stated in U.S. dollars
Term loan	$195,000	$195,000	$—	$—
Revolving credit facility	$588,500	$115,500	$128,088	$344,912
Variable rate demand solid waste disposal revenue bonds (“IRBs”)(6)	$194,000	$109,000	$—	$85,000

Note:

(6)          Drawings on IRB availability at floating rates of interest, will, under the terms of the underlying agreement, typically be used to repay revolving credit advances on our U.S. facility and requires us to issue letters of credit for an amount equal to the IRB amounts drawn.

Funded debt to EBITDA (as defined and calculated in accordance with our Canadian and U.S. long-term debt facilities)

At March 31, 2010, funded long-term debt to EBITDA is as follows:

	March 31, 2010		December 31, 2009
	Canada	U.S.	Canada	U.S.

Funded debt to EBITDA	2.09	2.51	1.92	2.56
Funded debt to EBITDA maximum (7)	2.75	4.00	2.75	4.00

Note:

(7)          Our U.S. long-term debt facility precludes IESI from paying dividends if their funded debt to EBITDA ratio exceeds 3.9 times.

Canadian long-term debt facilities

In April 2010, we entered into a commitment agreement with the Canadian Imperial Bank of Commerce (“CIBC”) and Toronto Dominion Securities (“TD”) to arrange for a C$525,000 senior secured revolving credit facility on behalf of BFI Canada Inc. (“BFI”).  The terms of the agreement permit BFI to increase the total facility by an amount not to exceed C$125,000, subject to certain conditions.  The facility will mature four years from the date of closing.  Covenants include a total funded debt to last twelve months EBITDA (as defined therein) maximum of three times and a minimum last twelve months EBITDA (as defined therein) to interest expense ratio of four times.  The senior secured revolving credit facility is being made available to repay amounts under WSI’s credit facilities, for other payments required in connection with the acquisition of WSI and for general corporate purposes.  This senior secured revolving facility will amend BFI’s existing indebtedness.  We have entered into this commitment agreement in contemplation of closing our proposed merger with WSI.

In the first quarter of 2010, we borrowed C$50,000 to fund an acquisition.  Borrowings incurred in respect of this acquisition were higher than two times the acquisitions contribution to EBITDA.  Accordingly, our funded debt to EBITDA ratio increased comparatively.

U.S. long-term debt facilities

In April 2010, we entered into a commitment agreement with Bank of America Securities LLC and Bank of America, N.A. to arrange for a $950,000 senior secured credit facility on behalf of IESI.  The senior secured credit facility is comprised of a term loan, in an amount not to exceed $400,000, and a revolving facility for the remaining amount of the commitment up to an aggregate of $950,000.  The terms of the agreement permit IESI to increase the total senior secured facility by an amount not to exceed $200,000, subject to certain conditions.  The revolving portion of the facility will mature four years from the date of closing and six years from the date of closing for the term loan portion of the facility.  Covenants include a total funded debt to rolling four quarter EBITDA (as defined therein) maximum of four times, a minimum rolling four quarter EBITDA (as defined therein) to interest expense ratio, excluding certain items, of two and one half times, and a capital expenditure restriction not to exceed one point one times actual capital and landfill amortization in any fiscal year.  The senior secured credit facility amends IESI’s existing senior indebtedness and will be used for ongoing working capital and other general corporate purposes and other certain purposes.  We have entered into this commitment agreement in contemplation of closing our proposed merger with WSI.

Long-term debt to adjusted EBITDA(A)

At March 31, 2010, we are not in default of our Canadian and U.S. long-term debt facility covenants.  As a reminder, covenants are not subject to FX fluctuations.  Holding the FX rate at parity results in a long-term debt to adjusted EBITDA(A) ratio of 2.27 times.  Readers are further reminded that contributions to adjusted EBITDA(A) from acquisitions completed within the last twelve months are not included in this ratio.  We have two revolving credit facilities to support our Canadian and U.S. operations, each of which require financial covenant tests to be prepared independently, and both facilities allow for pro forma acquisition contributions.

Risks and restrictions

A portion of our term loan, our two revolving credit facilities, and a portion of our IRBs are subject to interest rate fluctuations with bank prime, the 30 day rate on bankers’ acceptances or LIBOR.  U.S. drawings, $115,500, together with amounts drawn on our Canadian revolving facility, C$232,000, and amounts drawn on a portion of our IRBs, $64,000, are subject to interest rate risk.  A 1.0% rise or fall in the variable interest rate results in a $1,155, C$2,320, and $640, change in annualized interest expense, respectively.  A rise or fall in interest expense in our Canadian segment has a direct impact on current income tax expense.  Accordingly, a C$2,320 increase in interest expense reduces current income tax expense by approximately C$700.  Currently, our U.S. segment has losses available for carryforward to shelter income otherwise subject to income tax.  Accordingly, a $1,155 and $640 increase in interest expense will result in a lower deferred income tax expense of approximately $700.  The inverse relationship between interest expense and both current and deferred income tax expense holds true for our Canadian and U.S. segments, respectively, should interest rates decline.

We are obligated under the terms of our debenture, term loan, revolving credit facilities, and IRBs (collectively the “facilities”) to repay the full principal amount of each at their respective maturities.  Failure to comply with the terms of any facility could result in an event of default which, if not cured or waived, could accelerate repayment of the underlying indebtedness.  If repayment of the facilities were to be accelerated, there can be no assurance that our assets would be sufficient to repay these facilities in full.

The terms of the facilities contain restrictive covenants that limit the discretion of management with respect to certain business matters.  These covenants place restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to pay dividends on shares and PPSs above certain levels or make certain other payments, investments, loans and guarantees, and to sell or otherwise dispose of assets and merge or consolidate with another entity.  In addition, the debenture and revolving credit facilities contain a number of financial covenants that require us to meet certain financial ratios and financial condition tests.  Failure to comply with the terms of the facilities could result in an event of default which, if not cured or waived, could result in accelerated repayment.  If the repayment of the facilities were to be accelerated, there can be no assurance that our assets would be sufficient to repay these facilities in full.

We remain active in our review of financing alternatives.

Fuel hedges and interest rate swaps

Fuel hedges - U.S. segments

Date entered	Notional amount (gallons per month - expressed in gallons)	Diesel rate paid (expressed in dollars)	Diesel rate received variable	Effective date	Expiration date

October 2008	62,500	$3.69	Diesel fuel index	July 2009	October 2013
June 2009	500,000	$2.04	NYMEX Heating Oil Index	January 2010	December 2010
June 2009	335,000	$2.17	NYMEX Heating Oil Index	January 2011	December 2011
June 2009	165,000	$2.13	NYMEX Heating Oil Index	January 2011	May 2011
June 2009	170,000	$2.31	NYMEX Heating Oil Index	January 2012	December 2012
June 2009	165,000	$2.28	NYMEX Heating Oil Index	January 2012	May 2012
June 2009	170,000	$2.34	NYMEX Heating Oil Index	January 2013	May 2013

Fuel hedges - Canadian segment

Date entered	Notional amount (litres per month - expressed in litres)	Diesel rate paid (expressed in C$’s)	Diesel rate received variable	Effective date	Expiration date

September 2009	475,000	$0.57	NYMEX Heating Oil Index	January 2010	December 2010
September 2009	325,000	$0.62	NYMEX Heating Oil Index	January 2011	December 2011
September 2009	162,500	$0.65	NYMEX Heating Oil Index	January 2012	June 2012
October 2009	475,000	$0.57	NYMEX Heating Oil Index	January 2010	December 2010
October 2009	325,000	$0.62	NYMEX Heating Oil Index	January 2011	December 2011
October 2009	162,500	$0.65	NYMEX Heating Oil Index	January 2012	June 2012

Interest rate swaps

Date entered	Notional amount	Fixed interest rate paid (plus applicable margin)	Variable interest rate received	Effective date	Expiration date

September 2007	$75,000	4.72%	0.29%	October 2007	October 2010
April 2005	$25,000	4.73%	0.29%	October 2007	October 2011
September 2007	$50,000	4.79%	0.29%	October 2007	October 2011
September 2007	$35,000	4.89%	0.29%	October 2007	October 2012
March 2009	$10,000	1.72%	0.28%	March 2009	January 2012

Other

In October 2009, DBRS re-affirmed their rating of BBB low on our Canadian senior secured series B debenture.  In September 2009, S&P upgraded their rating of BB on our U.S. term loan and revolving credit facility to BB+ and upgraded their rating of B+ to BB- on $45,000 of IRBs which were converted to fixed from a floating rate of interest.  In September 2009, Moody’s Investor Services re-affirmed their rating of B1 on our U.S. term loan and revolving credit facility and changed its outlook to stable.  As is typical in these circumstances, all three rating agencies placed us under additional review as a result of our announced merger with WSI in November 2009.

Cash flows

		Three months ended March 31
	2010	2009	Change
Cash flows generated from (utilized in):

Operating activities	$44,040	$49,596	$(5,556)
Investing activities	$(72,601)	$(18,685)	$(53,916)
Financing activities	$30,650	$(32,828)	$63,478

Operating activities

Changes in non-cash working capital contributed approximately $13,700 to the comparative decline.   The non-cash change in working capital, representing a use of cash totaling approximately $15,100, is attributable to declining accounts payable and accrued charges, higher accounts receivable balances (net of accounts receivable acquired by way of acquisition), partially offset by an increase in income taxes payable accounts.  The decrease in accounts payable and accrued charges accounts for approximately $16,100 of the current quarter working capital use.  The payment of accrued management incentive awards, accrued capital amounts and environmental surcharges and the accrual of contingent acquisition payments in the first quarter of 2010 are the primary reasons for this use of cash.  The increase in accounts receivable, net of acquired receivables, is due to the strong first quarter operating performance, partially offset, principally, by a continuing focus on our collection efforts.  The increase in income taxes payable is due to a strong first quarter operating performance and the timing of payments.

As indicated, we delivered strong operating results in the first quarter of 2010, which generated net income that was approximately $7,100 higher than net income in the first quarter of 2009.  Higher net income was the primary offset to the decline attributable to non-cash changes in working capital.  As outlined previously in this MD&A, higher operating income, driven principally by strong revenue performance, had the most pronounced impact on net income.  Lower interest expense due to lower borrowings and interest rates also contributed to the comparative rise of first quarter net income in 2010.  Higher income tax expense stemming from stronger operating results and lower interest expense partially offset these positive contributions to comparative first quarter net income in 2010.

Investing activities

Cash utilized in investing activities increased approximately $53,900 comparatively.  Approximately $52,200 of the increase is attributable to acquisitions.

Financing activities

In the current quarter, we drew more cash from our credit facilities than we did in the comparative period.  We used proceeds from our long-term debt facilities to fund current period acquisitions and working capital uses.  Unlike the comparative quarter, we did not issue equity and apply the net proceeds from its issuance to the repayment of long-term debt advances.

Critical Accounting Estimates

Landfill closure and post-closure costs

In the determination of landfill closure and post-closure costs we employ a variety of assumptions, including but not limited to, the following: engineering estimates for materials, labour and post-closure monitoring, assumptions market place participants would use to determine these estimates, including inflation, markups, and inherent uncertainties due to the timing of work performed, the credit standing of the Company, the risk free rate of interest, current economic and financial conditions, landfill capacity estimates, the timing of expenditures and government oversight and regulation.

Significant increases or decreases in engineering cost estimates for materials, labour and monitoring or assumptions market place participants would use to determine these estimates could have a material adverse or positive effect on our financial condition and operating performance, all else equal.  Material inputs tied to commodity prices, which may include fuel or other commodities, whose value fluctuates with multiple and varied market inputs or conditions, could result in a rise or fall in engineering estimates.  Both increases and decreases in cost estimates will be recognized over the period in which the landfill accepts waste.  However, upward revisions in cost estimates are discounted applying the current credit adjusted risk free rate, while downward revisions are discounted applying the risk free rate when the estimated closure and post-closure costs were originally recorded or a weighted average credit adjusted risk free rate if the period of original recognition cannot be identified.

Our cost estimates are estimated applying present value techniques.  Accordingly, a decline in either the risk free rate or our credit spread over the risk free rate, or both, results in higher recorded landfill closure and post-closure costs.  Inversely, an increase will result in lower recorded landfill closure and post-closure cost estimates.  Fluctuations in either of these estimates could have a material adverse or positive effect on our financial condition and operating performance.

A decrease or increase in the expected inflation rate will result in lower or higher recorded landfill closure and post-closure costs.  A change to our inflation estimate could have a material adverse or positive effect on our financial condition and operating performance.

Landfill capacity estimates are developed at least annually using survey information typically provided by independent engineers and reviewed by management having the appropriate level of knowledge and expertise.  An increase in landfill capacity estimates, due to changes in the respective operating permit or design, deemed permitted capacity assumptions, or compaction, does not impact recorded landfill closure and post-closure costs, but does impact the recognition of expense in subsequent periods.  All else equal, accretion expense, which is recorded to operating expenses, will increase over the life of the site and thereby reduce adjusted EBITDA(A).  Landfill amortization expense will decline by a similar amount.  The inverse holds true for a decrease in capacity estimates.  Changes in landfill capacity estimates could have a material adverse or positive impact on our operating performance.

Changes to the timing of expenditures or changes to the types of expenditures or monitoring periods established through government oversight and regulation could have a material adverse or positive impact on our financial condition and operating performance.  If the timing of expenditures becomes more near-term, recorded landfill closure and post-closure cost estimates will increase.  Changes to government oversight and regulation could increase or decrease estimated costs or the timing thereof, or result in additional or diminished capacity estimates as a result of permit life expansion or contraction.  A governmental change which renders the landfill’s operating permit inactive will result in the acceleration of both closure and post-closure costs, which will increase the recorded amount of landfill closure and post-closure costs, and these amounts could be material.

Competitive market pressures or significant cost escalation may not be recoverable through gate rate increases and could impact the profitability of the landfills operation or its ability to operate as a going concern.

Landfill assets

Similar to landfill closure and post-closure costs, the determination of landfill asset amortization rates requires us to use a variety of assumptions, including but not limited to, the following: engineering estimates for materials and labour to construct landfill capacity, inflation, landfill capacity estimates, and government oversight and regulation.

Changes to any of our estimates, which may include changes to material inputs tied to commodity prices, economic and socio-economic conditions which impact the rate of inflation, changes to landfill operating permits or design, deemed permitted capacity assumptions, or compaction which impacts landfill capacity estimates or a change in government or a governmental change that impacts estimated costs to construct or impacts capacity, may have a material adverse or positive impact on our financial condition and results of operations.  Changes which increase cost estimates or reduce or constrain capacity estimates will result in higher landfill asset amortization expense in future periods, but have no immediate effect on capitalized landfill assets.  Higher landfill asset amortization will be recorded over a shorter period of time to reflect the constrained life of the site, all else equal.  Changes which decrease cost estimates or increase capacity estimates will have the inverse effect.

Included in the capitalized cost of landfill assets, are amounts incurred to develop, expand and secure the landfills operating permit in addition to capitalized interest costs which are capitalized over the period when the landfill is being constructed but is not available for use.  These amounts are amortized over the period in which the landfill actively accepts waste.  Any change to capacity estimates will impact the period over which these costs are amortized.  A governmental change which renders the landfill’s operating permit inactive will result in the recognition of an impairment charge on landfill assets, and this charge could be material.

Competitive market pressures or significant cost escalation may not be recoverable through gate rate increases and could impact the profitability of the landfills operation and its ability to operate as a going concern.

Goodwill

Goodwill is not amortized and is tested annually for impairment or more frequently if an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount.  Examples of such events or circumstances include: a significant adverse change in legal factors or in the business climate; an adverse action or assessment by a regulator; unanticipated competition; a loss of key personnel; a more-likely-than-not expectation that a significant portion or all of a reporting unit will be sold or otherwise disposed of; the testing for write-down or impairment of a significant asset group within a reporting unit; or the recognition of a goodwill impairment loss by a subsidiary that is a component of the reporting unit.  Goodwill is not tested for impairment when the assets and liabilities that make up the reporting unit have not changed significantly since the most recent fair value determination, the most recent fair value determination results in an amount that exceeded the carrying amount by a substantial margin, and based on an analysis of events that have occurred and circumstances that have changed since the most recent fair value determination, the likelihood that a current fair value determination would be less than the current carrying amount of the reporting unit is remote.  We have identified our reporting units as our operating segments and the amount of goodwill assigned to each and methodology employed to make such assignments has been applied on a consistent basis.

The impairment test is a two step test.  The first test requires us to compare the fair value of our reporting units to their carrying amounts.  If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired.  However, if the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of impairment loss, if any.  The fair value of goodwill is determined in the same manner as the value of goodwill determined in a business combination, whereby the excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the fair value of goodwill.  Fair value is the amount at which an item can be bought or sold in a current transaction between willing parties, that is, other than in a forced sale or liquidation.  In determining fair value, we have utilized a discounted future cash flow approach.  Additional measures of fair value are also considered by us.  Accordingly, we compare fair values determined using a discounted future cash flow approach to other fair value measures which may include some of all of the following: adjusted EBITDA(A) multiplied by a market trading multiple, offers from potential suitors, where available, or appraisals.  There may be circumstances where an alternative method to determine fair value is a more accurate measure.  Accordingly, if our enterprise value declines due to share price erosion or our adjusted EBITDA(A) declines as a result of a more pronounced and prolonged recession, loss of business or loss of operating permit, goodwill may be impaired and could have a material adverse effect on our financial condition and operating performance.

Our annual impairment test was completed on April 30, 2009, at which time we determined that the fair value of each of our reporting units substantially exceeded their carrying amounts.  Accordingly, the annual impairment test did not result in the recognition of an impairment loss.

We continue to monitor both economic and financial conditions and re-perform our goodwill test for impairment as conditions warrant.

Income taxes

Deferred income taxes are calculated using the liability method of accounting for income taxes.  Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using enacted tax rates and laws.  The effect of a change in tax rates on deferred income tax assets and liabilities is recorded to operations in the period in which the change occurs.  Unutilized tax loss carryforwards that do not meet the more likely than not threshold are reduced by a valuation allowance in the determination of deferred income tax assets.

Significant changes to enacted tax rates or laws, or estimates of timing difference and their reversal, could result in a material adverse or positive effect on our financial condition and operating performance.  In addition, changes in regulation or insufficient taxable income could impact our ability to utilize tax loss carryfowards which could have a significant impact on deferred income taxes.

The recognition of deferred tax assets related to unutilized loss carryfowards is supported by our historical and expected continuing ability to generate income subject to tax.  While unlikely, should we be unable to continue generating income subject to tax, deferred tax assets stemming from unutilized loss carryforwards may not be available to us prior to their expiry.  We have historically and will continue to use every effort to ensure that discretionary tax deductions are curtailed in periods where the expiry of loss carryforwards are imminent to maximize our realization of these deferred tax assets.  Should we not be able to realize our deferred tax assets attributable to loss carryforwards, we would record a deferred income tax expense in the period when we determined the losses to be less likely than not to be realized.  Our maximum exposure is equal to the carrying amount of the deferred tax asset attributable to loss carryfowards, approximately $95,500.  In light of our historical ability to generate income subject to tax and based on our expectations for the future, we view the risk of not realizing these deferred tax assets as low.

We recognize accounting expense related to our accounting for landfill closure and post-closure costs.  While these accounting expenses are recorded in our statement of operations they are not deductible for tax on a similar basis.  We are obligated under the terms of our landfill operating permits to satisfy the obligations for closure and post-closure monitoring.  We view our historical financial performance, expected future financial performance, relationships with all levels of government and community as key indicators that we will continue as a going concern for some time, and as such deem the risk of not recognizing these deferred tax assets as low.

Accrued accident claims reserve

In the U.S. we are self-insured for certain general liability, auto liability, and workers’ compensation claims.  For claims that are self-insured, stop-loss insurance coverage is maintained for incidents in excess of $250 and $500, depending on the policy period in which the claim occurred.  Annually, we use independent actuarial reports as a basis for developing our estimates for reported claims and estimating claims incurred but not reported.

Significant fluctuations in assumptions used to assess and accrue for accident claims reserves, including filed and unreported claims, claims history, the frequency of claims and settlement amounts, could result in a material adverse or positive impact on our financial condition and operating performance.

Other

Other estimates include, but are not limited to, the following: estimates for doubtful accounts receivable; recoverability assumptions for landfill development assets; the useful life of capital and intangible assets; estimates and assumptions used in the determination of the fair value of contingent acquisition payments; various economic estimates used in the development of fair value estimates, including but not limited to interest and inflation rates; share based compensation, including a variety of option pricing model estimates; and the fair value of financial instruments.

New Accounting Policies Adopted or Requiring Adoption

Improving Fair Value Measurements and Disclosures

In January 2010, FASB issued additional disclosure guidance aimed at improving fair value measurements and disclosures.  This amending guidance sets forth new disclosures which include the following: disclosure of significant transfers in and out of Level 1 and Level 2 fair value measurements accompanied by a description for the reasons for the transfers, a reconciliation of fair value measurements in Level 3 presenting separately information about purchases, sales, issuances and settlements on a gross rather than net basis, disclosure of fair value measurements for each class of assets and liabilities, and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements (Level 2 and Level 3).  For us, this guidance is effective January 1, 2010, except for the disclosure of purchases, sales, issuances and settlements in the roll forward activity for Level 3 fair value measurements, which is effective January 1, 2011.  This guidance is not expected to have a significant impact on our financial statements.

Related Party Transaction

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

On January 4, 2010, we entered into a Share Purchase Agreement with two companies to acquire a fifty percent ownership interest in each.  The remaining fifty percent ownership interests are held by two trusts.  The brother of our Vice-Chairman and Chief Executive Officer serves as a trustee for both trusts.  Our Vice-Chairman and Chief Executive Officer serves as a trustee for one of the two trusts.  The Company’s Vice-Chairman and Chief Executive Officer has no economic interests in the trusts or their underlying assets.  The business conducted by each of these two companies is consistent with the business of the Company and is comprised principally of compactor and related equipment rental. Our investment in these companies totaled approximately $3,300 or C$3,500, which includes common shares in the invested companies and net adjustments, as defined in the Share Purchase Agreement.

We are accounting for our investments in these companies using the equity method of accounting.  The equity method of accounting requires that we record our initial investment cost and the carrying value of our investment is subsequently adjusted to include our pro rata share of post-acquisition earnings from the investee, computed by the consolidation method.  The amount of the adjustment is included in the determination of our net income.  In addition, our investment in these companies is also increased or decreased to reflect our share of capital transactions and changes in accounting policies and corrections of errors relating to prior period financial statements applicable to post-acquisition periods.  Dividends received or receivable from our investee reduce the carrying value of our investment.

Proposed Transaction

On November 11, 2009, we executed a merger agreement with WSI.  The agreement provides for our wholly-owned subsidiary (“Merger Sub”) to merge with and into WSI, with WSI surviving the merger as our wholly-owned subsidiary.  We expect to complete the merger in the second calendar quarter of 2010, subject to, among other things, WSI stockholder approval and regulatory approval.

We are executing the transaction pursuant to our strategy of growth through acquisition.  Specifically, we believe that the acquisition will provide us with the opportunity to diversify our business across U.S. and Canadian markets, customer segments and service lines.  In addition, the transaction will enable us to increase our internalization.  We also believe that the acquisition of WSI will create annual synergies and cash flow and earnings per share accretion, enhancing short-term and long-term returns to shareholders.  Once the transaction is closed, we plan to direct the expected additional cash flow towards any combination of the following: funding growth, dividend payments, additional accretive strategic acquisitions and debt reduction.

In the merger, each outstanding share of WSI common stock will be converted into the right to receive 0.5833 of our common shares, with cash paid in lieu of fractional shares.  This exchange ratio is fixed, subject to certain conditions in the event of a decline in the price of our common shares, and will not be adjusted to reflect stock price changes to the date of the mergers closing.  The maximum amount of common shares issuable by us to complete the merger is 29,931, which includes all WSI common stock, options, warrants and restricted stock units, issued and outstanding.

The merger will impact our financial condition, results of operations and cash flows.  The effect of the merger on our consolidated balance sheet and statement of operations is outlined in the unaudited pro forma condensed combined financial statements included in Amendment No. 2 to our Form F-4 filing, filed April 19, 2010 with the Securities and Exchange Commission (“SEC”).  We expect that our total assets following the merger will be in excess of $3,000,000 and that our net assets will be approximately $1,500,000.  In addition, we expect total annualized revenues and adjusted EBITDA(A) to exceed $1,500,000 and $400,000, respectively.  These expected amounts are prepared without taking into account any divestitures resulting from regulatory reviews that may be required to complete the transaction.

Completion of the merger remains subject to the satisfaction or waiver of certain closing conditions, including approval from WSI stockholders and the Canadian Competition Bureau.  The transaction was reviewed by U.S. antitrust authorities, and the thirty day waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired on January 19, 2010 without a request for additional documentation or information.

The Company has satisfied the Canadian Competition Bureau’s information requests as of April 14, 2010.  The Company expects the Bureau’s response within 30 days from the date on which it satisfied their requests.

In connection with the merger, we have commenced the process of amending our Canadian and U.S. credit facilities.  Please refer to the Liquidity and Capital Resources section of this MD&A for additional details.

There are numerous factors specific to our proposed merger with WSI that could cause our actual results, performance or achievements to differ materially from those expressed in or implied by these forward-looking statements.  These factors are outlined below:

•	we may be subject to business uncertainties and contractual restrictions while the merger is pending;
•	failure to complete the merger could negatively impact our share price and our future business and financial results;
•

the indebtedness of the combined company following the completion of the merger will be substantially greater than our current indebtedness on a stand-alone basis. This increased level of indebtedness could adversely affect us, including the reduction of available funds for other business purposes;

•	the market value of our shares could decline if large amounts of our shares are sold following the merger:
•	we may fail to realize the anticipated benefits of the merger, and integration process could adversely impact our and ongoing operations;
•	the required regulatory approvals may not be obtained or may contain materially burdensome conditions that could have an adverse effect on us;
•

upon completion of the merger, we may not be able to retain key employees or efficiently manage the larger and broader organization resulting from the merger, which could adversely affect our operation and financial condition following the merger;

•	we will incur significant transaction, financing and other costs in connection with the merger;
•	the merger may not be accretive and may cause dilution to our net income per share, which may negatively affect the market price of our shares;
•

we are a “foreign private issuer” in the U.S. and are permitted to file less information with the SEC than a company incorporated in the U.S. Accordingly, there may be less information concerning us that is made publicly available;

•	we may lose our foreign private issuer status in the future, which could result in us incurring significant additional costs and expenses.

Outlook

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Overview

Management is committed to employing its improvement and market-focused strategies with the goal of delivering value to its shareholders.  Management’s objective is continuous improvement, which equates to a focus on revenue growth and effective cost management.  New market entry, existing market densification, and landfill development will be our continued focus as we look for ways to expand our operations, increase customer density in strategic markets, and increase internalization.  Our strengths remain founded in the following: historical organic growth, growth through strategic acquisition, strong competitive position, a solid customer base with long-term contracts, disciplined operating process, predictable replacement expenditure requirements, and stable cash flows.  We remain committed to actively managing these strengths in the future.

Strategy

Increase collection density.  We seek to compete in high density, urban markets that provide us with the opportunity to further develop our market positions.  Our ability to strategically increase collection density in a given market enhances our flexibility to pursue organic growth strategies, generate cash flow and achieve margin expansion through vertical integration.  In addition, driving additional revenue per hour against a fixed cost base creates operating leverage in our business model.  We will continue to focus on existing markets that support our market strategy and will pursue new markets that provide an opportunity to apply our operational strategy.

Optimize asset mix to improve return on capital.  We seek to balance the composition of our assets within our segments and operating areas to effectively implement our asset productivity strategies.  By optimizing our collection and disposal asset base around a mix of commercial, industrial and residential customers, we believe we can increase our return on invested capital.  Our asset mix in Canada has consistently generated strong adjusted EBITDA(A) in each of the last five years.  We have and will continue to execute a variety of strategies to adjust our asset mix and to improve margins in our U.S. operations.  For example, our asset footprint in our northeast segment has a higher proportion of landfill operations than we deem optimal.  Accordingly, we intend to acquire collection assets to increase density and optimize price and volume strategies through our collection assets in this or adjacent segments.

Generate internal growth. Through focused business development efforts, we strive to increase contracted waste volumes in the markets we serve.  In particular, we are focused on obtaining new commercial, industrial and residential contracts in markets that we can integrate into our existing operations.  By increasing route density, we can enhance the internalization and margin profile of our existing operations.  In addition, we intend to apply different pricing strategies, when appropriate, to appropriately capture the value of our service offerings.

Enhance internalization.  We seek to increase our internalization of waste in markets we serve by controlling the waste stream, from our collection to our disposal operations.  Internalization gives us a greater ability to control costs by avoiding third-party landfill tipping fees and allows for better asset utilization within our business.   We believe vertical integration is critical to maintaining access to a landfill or other waste disposal facility on favorable terms and to maintaining a steady supply of waste, which is needed in order to economically operate these facilities.  We aim to increase route density and acquire assets that enhance vertical integration opportunities in markets that support our internalization goals.

Pursue strategy enhancing acquisitions.  We employ a disciplined approach to evaluating strategic acquisitions.  We intend to pursue acquisitions that support our market strategy and are accretive on a free cash flow(B) measure before synergies.  Our acquisition efforts are focused on markets that we believe enhance our existing operations or provide significant growth opportunities.  We believe that our experienced management team, decentralized operating strategy, financial strength and scale make us an attractive buyer for acquisition targets.

Operations

Our objective is to pass through fuel and commodity surcharges, and environmental costs, including government imposed disposal charges to our end customers, with a view to eliminating variability in our operating results and cash flows.  However certain services and contracts make it difficult to recover fuel and commodity price variability.  Therefore, to eliminate a portion of this variability, we may enter into fuel and commodity hedges.  Readers are reminded that increasing fuel costs, environmental costs, and government imposed disposal charges result in higher revenues when passed through to end customers which, all else equal, reduces our gross operating margin (defined as revenues less operating expenses divided by revenues).

Revenues

We believe that our revenues are closely correlated to both gross domestic product (“GDP”) growth and overall population growth in the segments we serve.  In Canada, the GDP growth forecast is approximately 2.5 to 3.0% for 2010.  Accordingly, and at a minimum, we expect to realize 2010 revenue growth in Canada of not less than 2.5 to 3.0%, on the assumption GDP forecasts for 2010 materialize.  In addition, we remain committed to the pursuit of volume and organic growth to improve density and productivity, and we will continue to look for core pricing growth in the markets we service.  Further, we will look to maximize landfill tonnages and recover operating cost variances resulting from diesel fuel pricing and other cost variables, and we will continue our growth through strategic tuck-in acquisition.

In the U.S., GDP growth is forecast to grow between 2.5 to 3.0%.  We expect our U.S. south segment will benefit from this GDP growth; however we are less optimistic that our U.S. northeast segment will grow at this pace in 2010.  Not unlike our Canadian segment, we will continue to execute our market focused strategies, to influence price, volume, densification and productivity.  We will continue to pass along operating cost variability and continue our growth through strategic acquisition.

As outlined in the Proposed Transaction section of this MD&A, successfully closing the acquisition with WSI will result in a significant change in our consolidated revenues for 2010.  On a combined basis, we expect that consolidated revenues, expressed on an annualized basis, will be in excess of $1,500,000.  This expected amount is provided without taking into account divestitures resulting from regulatory reviews required to complete the transaction.

Other

Cross listing

In connection with our NYSE listing and U.S. public offering, our shares are listed on both the Toronto and New York stock exchanges.  Investors and potential investors can trade our common shares on either exchange.  Since cross listing, we have experienced a two fold increase in the total average daily trading volume of our common shares.

Taxation

In conjunction with our conversion from an income trust to a corporation, intercompany notes existing, prior to conversion, were effectively repaid or capitalized.  Accordingly, intercompany interest expense borne by our subsidiaries is, post conversion, no longer available to shelter income subject to tax.  We have effectively utilized the tax shelter available from carryforward losses in our Canadian segment, which has resulted, and will continue to result in, higher comparative cash tax expense in 2010.  Please refer to the liquidity section below for additional details.

In March 2010, the Minister of Finance announced that it intends to allow property losses that would have otherwise been lost to subsidiaries of an income trust on the trust’s wind-up.  This position requires enactment before we can record the benefit for accounting purposes.  The benefit is expected to be in excess of C$3,000.

Financing strategic growth

One of our objectives is to grow organically and through strategic acquisition.  Growth through strategic acquisition is dependent on our ability to generate free cash flow(B) and our ability to access debt and equity in the capital markets.  We remain confident we will continue to generate free cash flow(B) in excess of our dividend payments and these excess amounts will be available to finance a portion of our continued growth, including growth through strategic acquisition.  Significant growth, especially through strategic acquisition, will require continued access to debt and equity in the capital markets.  Any capital market restrictions could affect our growth through strategic acquisition.  We remain confident that our current access to the capital markets is sufficient to meet our near and longer-term demands for growth.

Liquidity

Our ability to generate cash from operations is strong.  In 2009, we effectively utilized all remaining losses available to shelter income otherwise subject to tax in our primary Canadian operating companies.  Accordingly, we expect current income taxes will rise in 2010, all things equal.

In connection with our planned merger with WSI, we expect to refinance our Canadian and U.S. credit facilities in 2010.  Please refer to the Liquidity and Capital Resource section of this MD&A for further details.  While we expect to enjoy significant cash flows contributed from WSI’s operations, post merger, we will incur higher comparative borrowing costs on Canadian and U.S. credit facility advances.  We anticipate that borrowings under the refinanced facility will attract interest at rates which are higher than those charged on current borrowings.  Interest expense is fully deductible against income subject to tax.  Accordingly, higher interest expense will result in lower tax expense.

In addition, borrowing rates are at historical lows in both Canada and the U.S.  Accordingly, if the economy strengthens, we would expect interest rates to increase commensurate with the improvement in the economy.  An increase in interest rates results in higher interest expense partially offset by lower current or deferred income tax expense.

Our operations generate stable cash flows, which we expect will be in excess of our needs to continue operating the business, steady state, and paying dividends, as currently set forth by our Board of Directors.  If we do not execute on our strategy to grow through acquisition, we expect that excess cash would initially be applied to long-term debt advances and secondarily to the repurchase of our common shares or higher dividend payments.  Executing significant acquisitions will impact our available liquidity and can affect our borrowing rates.  Our corporate development team continues to pursue and execute our strategy of growth through acquisition.  However, it is difficult to ascertain which targets will effectively be acquired and the resulting impact on our liquidity.

Withholding taxes on foreign source income

When and as applicable, withholding tax on foreign source income is recorded as current income tax expense on the consolidated statement of operations and comprehensive income or loss.  An increase in dividends paid by IESI, or the inability of IESI to return capital, will result in increasing withholding taxes from foreign source income received by the Company.

Optimization of tax losses and tax efficiency of structure

Management periodically reviews its organizational structure to promote tax efficiency and to optimize the use of tax losses within the structure.  We expect to incur additional reorganization costs in this regard.

Amortization

We have historically accounted for acquisitions applying the purchase method of accounting.  The purchase method of accounting required us to recognize the fair value of all assets acquired and liabilities assumed, including recognizing all intangible assets separately from goodwill.  On acquisition, fair value adjustments typically increased the carrying amount of capital and landfill assets and typically resulted in the allocation of a portion of the purchase price to identified intangible assets.  Accordingly, capital, landfill and intangible asset amortization not only includes amortization of original cost but also includes the amortization of fair value adjustments recognized on acquisition. Even though we have grown organically, a significant portion of our growth has been through acquisitions. Therefore, fair value adjustments included in amortization expense are significant.  Our most notable fair value adjustments arose on the formation of our predecessor company, our initial public offering, and our acquisitions of IESI, the Ridge landfill, and Winters Bros.  Due to the inherent difficulty in isolating each fair value adjustment for every acquisition completed by us, the following selected amounts demonstrate the impact fair value adjustments had on amortization expense for the year ended December 31, 2009: fair value adjustments for landfill assets and recognized intangible assets on our initial public offering accounted for approximately $15,600, or 10.0%, of total 2009 amortization expense, and fair value adjustments for capital and landfill assets recognized on our acquisition of IESI accounted for approximately $12,300 or 7.9%, of total 2009 amortization expense.  Fair value adjustments are recognized in amortization expense over the useful life of the underlying asset and for landfill assets over the landfills permitted or deemed permitted useful life.  As we continue to grow through acquisition, amortization expense will continue to increase.  Increases will be partially offset by declines in fully amortized fair value adjustments.

Effective April 2010, certain intangible assets recognized on the Fund’s original initial public offering will be fully amortized.  Accordingly, quarterly intangible asset amortization will decline by approximately C$2,200.

Financial Instruments

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

We classify financial instruments as follows:

Held for trading — is a financial asset or liability that meets any of the following conditions:  it is acquired or incurred principally for the purpose of sale or repurchase in the near-term, part of a portfolio of identified financial instruments that are managed together, and is a derivative not designated for hedge accounting or it was designated by us upon initial recognition as held for trading.  Held for trading financial instruments are measured at fair value.  Upon initial recognition, we have designated funded landfill post-closure costs as held for trading.  Gains or losses on funded landfill post-closure costs are recorded in the consolidated statement of operations and comprehensive income or loss as a gain or loss on financial instruments with an offset to funded landfill post-closure costs on our consolidated balance sheet.

We enter into various types of derivative financial instruments which are classified as held for trading, and may include some or all of the following: interest rate swaps, commodity swaps, FX agreements, and old corrugated cardboard (“OCC”) hedges.  Gains or losses on these derivative instruments, not designated as hedges, are recorded in the consolidated statement of operations and comprehensive income or loss, as a component of net income or loss, as a gain or loss on financial instruments with an offset to other assets or other liabilities on our consolidated balance sheet.

Held-to-maturity investments — are non-derivative financial assets with fixed or determinable payments and fixed maturities that we have a positive intention and ability to hold to maturity.  Exclusions include financial assets that upon initial recognition are designated as held for trading, designated as available for sale, and financial assets that meet the definition of loans and receivables.  Held-to-maturity investments are measured at amortized cost, subsequent to initial recognition.  With the exception of our investment in our equity accounted investee, we have no financial assets designated as held-to-maturity.

Available for sale - are non-derivative financial assets that are designated as available for sale, or that are not classified as loans and receivables, held-to-maturity investments, or held for trading.  Available for sale financial assets are measured at fair value.  We have no financial assets designated as available for sale.

Credit risk

Credit risk is defined as the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge its obligation.  Our exposure to credit risk is limited principally to cash and cash equivalents, accounts receivable, other receivables, funded landfill post-closure costs, interest rate and commodity swaps, and when and as applicable, FX agreements, and hedge agreements for OCC.  In all instances, our risk management objective, whether of credit, liquidity, market or otherwise, is to mitigate our risk exposures to a level consistent with our risk tolerance.

Cash and cash equivalents

Certain senior management are responsible for determining which financial institutions we bank and hold deposits with.  Management’s selected financial institutions are concurred by the Board of Directors.  Senior management typically selects financial institutions which are party to its long-term debt facilities and those which are deemed by management to be of sufficient size, liquidity, and stability.  Management reviews the Company’s exposure to credit risk from time to time or as conditions indicate that the Company’s exposure to credit risk has or is subject to change.  Our maximum exposure to credit risk is the fair value of cash and cash equivalents recorded on the consolidated balance sheet, approximately $7,400 (December 31, 2009 — approximately $5,000).  We hold no collateral or other credit enhancements as security over our cash and cash equivalent balances.  We deem the credit quality of our cash and cash equivalent balances to be high and no amounts are impaired.

Accounts receivable

We are subject to credit risk on our accounts receivable through the normal course of business.  Our maximum exposure to credit risk is the fair value of accounts receivable recorded on our consolidated balance sheet, $117,367 (December 31, 2009 - $111,839).  We perform credit checks or accept payment or security in advance of service to limit our exposure to credit risk.  Our customer base is sufficiently diverse to provide some mitigation to credit risk exposure.  We have also assigned various employees to carry out collection efforts in a manner consistent with our accounts receivable and credit and collections policies.  These policies establish procedures to manage, monitor, control, investigate, record and improve accounts receivable credit and collection.  We also have policies and procedures which establish estimates for doubtful account allowances.  These calculations are generally based on historical collection or alternatively historical bad debt provisions.  Specific account balance review is permitted, where practical, and consideration is given to the credit quality of the customer, historical payment history, and other factors specific to the customer, including bankruptcy or insolvency.

We are subject to credit risk from our exposure to a single customer in the U.S. which accounts for approximately 6.3% of our accounts receivable at March 31, 2010 (December 31, 2009 — 5.0%).  We do not consider the risk from this exposure to be significant.

The following table illustrates our accounts receivable aging and our allowance for doubtful accounts by aging category.

	March 31
	2010
	Gross	Allowance	Net

Financial assets - Loans and receivables
Accounts receivable
Amounts outstanding 0 to 30 days	$78,304	$23	$78,281
Amounts outstanding 31 to 60 days	31,631	39	31,592
Amounts outstanding 61 to 90 days	4,793	59	4,734
Amounts outstanding 91 days and thereafter	5,222	4,468	754
Subtotal	119,950	4,589	115,361

Other accounts receivable	1,953	—	1,953
Receivable from equity investee	53	—	53
Total gross accounts receivable and allowance	$121,956	$4,589	$117,367

	December 31
	2009
	Gross	Allowance	Net

Financial assets - Loans and receivables
Accounts receivable
Amounts outstanding 0 to 30 days	$66,177	$—	$66,177
Amounts outstanding 31 to 60 days	33,113	2	33,111
Amounts outstanding 61 to 90 days	7,024	77	6,947
Amounts outstanding 91 days and thereafter	6,033	3,979	2,054
Subtotal	112,347	4,058	108,289

Other accounts receivable	3,550	—	3,550
Total gross accounts receivable and allowance	$115,897	$4,058	$111,839

Accounts receivable that are deemed by management to be at risk of collection are provided for through an allowance account.  When an accounts receivable balance is considered uncollectable, it is written-off against the allowance account.  Subsequent recoveries of amounts previously written-off are credited against the allowance account and changes to the allowance account are recorded in selling, general and administration expense in our statement of operations and comprehensive income or loss.  Management typically assesses aggregate accounts receivable impairment applying our historical rate of collection giving consideration to broader economic conditions.

Our accounts receivable are generally due upon invoice receipt.  Accordingly, all amounts which are outstanding for a period that exceeds the current period are past due.  Based on our historical collections, we have been successful in collecting amounts that are not outstanding for greater than 90 days.  We assess the credit quality of accounts receivable that are neither past due nor impaired as high.  Our maximum exposure to accounts receivable credit risk is equivalent to our net carrying amount.  We may request payment in advance of service generally in the form of credit card deposit or full or partial prepayment as security.  Amounts deposited or prepaid in advance of service are recorded to unearned revenue on our consolidated balance sheet.  The diversity of our customer base, including diversity in customer size, balance and geographic location inherently reduces our exposure to credit risk.  Accounts receivable considered impaired at March 31, 2010 are not considered significant.

Other receivables

We are subject to credit risk on other receivables.  We enter into agreements with cities in the province of Quebec to finance containers.  Senior management is responsible for reviewing each agreement, including but not limited to the financial terms, in advance of entering into the agreement.  Management views cities in the province of Quebec to be low risk counterparties.  Our maximum exposure to credit risk is the carrying amount of other receivables, approximately $1,700 (December 31, 2009 — approximately $1,800). We typically retain ownership of the containers until such time as all payments are received.  Once all payments are received, ownership of the containers is transferred to the respective city.  We deem the credit quality of other receivables balances to be high and no amounts are impaired.

Funded landfill post-closure costs

We are subject to credit risk on deposits we make to a social utility trust.  Our deposits are invested in bankers acceptances offered through Canadian financial institutions or Government of Canada treasury bills.  Due to the nature of the underlying investments, management deems its exposure to credit risk related to funded landfill post-closure cost amounts as low.  Our maximum exposure to credit risk is the fair value of funded landfill post-closure costs recorded on our consolidated balance sheet, approximately $8,300 (December 31, 2009 — approximately $8,100).  Management reviews the Company’s exposure to risk from time to time or as conditions indicate that its exposure to risk has changed or is subject to change.  We hold no collateral or other credit enhancements as security over the invested amounts.  However, we deem the credit quality of the financial asset as high in light of the underlying investments.

Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with the settlement of our financial liabilities.  Our exposure to liquidity risk is due primarily to our reliance on long-term debt financing.  Our treasury function is responsible for ensuring that we have sufficient short, medium and long-term liquidity.  Through our treasury function, we manage liquidity risk on a daily basis by continually monitoring actual and forecasted cash flows and monitoring our available liquidity through our revolving credit facilities.  The treasury function is also required to ensure that liquidity is made available on the most favourable financial terms and conditions.  Our treasury function reports our available capacities and covenant compliance to the Audit Committee quarterly.  Our treasury function actively manages our liquidity and is in regular contact with the primary parties to our long-term debt facilities.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk is comprised of currency, interest rate and other price risk.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in FX rates.  Our exposure to currency risk is attributable to the exchange of U.S. monies to fund Canadian dollar denominated dividend payments to shareholders or participating preferred shareholders.  Historically we entered into FX agreements to mitigate our exposure to currency risk.  As of February 2008, all FX agreements have expired and no new agreements have been entered into.  Accordingly, we are exposed to currency risk on U.S. dollars received from U.S. sources to fund Canadian dollar denominated dividends.  To mitigate this risk, management uses its discretion in the determination of where dividend amounts are funded from and looks to fund amounts payable to shareholders from cash flows generated from our Canadian operations.  Our treasury function actively reviews our exposure and assesses the need to enter into further FX agreements.  Our Board of Directors also considers currency risk when establishing the Company’s dividend.  For the three months ended March 31, 2010, we were exposed to currency risk on the portion of dividends funded from U.S. sources that were not hedged by FX agreements.  Dividends have no impact on our determination of net income as they are recorded through equity.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  Interest rate risk arises from our interest bearing financial assets and liabilities.  We have various financial assets and liabilities which are exposed to interest rate risk, the most notable of which are our long-term debt facilities.  Although our debenture, portions of our U.S. term loan and revolving credit facility, and the 2005 Seneca IRB Facility bear interest at fixed rates, they remain subject to interest rate risk on maturity or renegotiation.

A portion of our term loan, our two revolving credit facilities, and a portion of our IRBs are subject to interest rate risk.  An increase or decrease in the variable interest rate results in a corresponding increase or decrease to interest expense on long-term debt.  We are also subject to interest rate risk on funded landfill post-closure costs.  Funded landfill post-closure costs are invested in interest rate sensitive short-term investments.  An increase or decrease in the return on invested amounts results in either a decrease or increase in our funding obligation.  We are also subject to interest rate risk on our cash equivalents balance and other receivables.

We have entered into interest rate swaps as a condition of our U.S. long-term debt facility to fix a portion of our variable rate interest charge on advances and borrowings.  The policies and process for managing these risks are included above in the credit risk section.

Risk management objectives

Our financial risk management objective is to mitigate risk exposures to a level consistent with our risk tolerance.  Derivative financial instruments are evaluated against the exposures they are expected to mitigate and the selection of a derivative financial instrument may not increase the net exposure of the Company to risk.  Derivative financial instruments may expose us to other types of risk, which may include, but is not limited to, credit risk.  The exposure to other types of risk is evaluated against the selected derivative financial instrument and is subject to a cost versus benefit review and analysis.  Our use of derivative financial instruments for speculative or trading purposes is prohibited and the value of the derivative financial instrument cannot exceed the risk exposure of the underlying asset, liability or cash flow it expects to mitigate.

Fair value methods and assumptions

The fair values of financial instruments are calculated using available market information, commonly accepted valuation methods and third-party valuation specialists.  Considerable judgment is required to interpret market information to develop these estimates.  Accordingly, fair value estimates are not necessarily indicative of the amounts we, or counter-parties to the instruments, could realize in a current market exchange.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

Funded landfill post-closure cost deposits are invested in bankers acceptances offered through Canadian financial institutions or Government of Canada treasury bills.  The fair value of these investments is supported by quoted prices in active markets for identical assets.

The fair values of commodity swaps are determined applying a discounted cash flow methodology.  This methodology uses the Department of Energy forward index curve and the risk-free rate of interest, commensurate with the underlying terms of the agreements, to discount the commodity swaps.  Financial institutions and the U.S. Department of Treasury represent the source of the Department of Energy forward index curve and risk-free rate of interest, respectively.

Our interest rate swaps are recorded at their estimated fair values based on quotes received from financial institutions that trade these contracts.  We verify the reasonableness of these quotes using similar quotes from another financial institution as of each date for which financial statements are prepared.  In addition, we employ a third party, who is not a counter-party, to independently value the interest rate swaps and we use all of this information in the determination of fair value.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

Financial assets and liabilities recorded at fair value, as and where applicable, are included on our consolidated balance sheets as funded landfill post-closure costs, other assets and other liabilities.

Risks and Uncertainties

Downturns in the worldwide economy could adversely affect our revenues and operating margins

Our business is affected by changes in economic factors that are outside of our control, including consumer confidence, interest rates and access to capital markets.  Although our services are of an essential nature, a weak worldwide economy generally results in decreases in volumes of waste generated, which decreases our revenues. Additionally, consumer uncertainty and the loss of consumer confidence may limit the number or amount of services requested by customers.  During weak economic conditions, we may also be adversely impacted by our customers’ ability to pay us in a timely manner, if at all, due to their financial difficulties, which could include bankruptcies.  If our customers do not have access to capital, our volumes may decline and its growth prospects and profitability may be adversely affected.  Due to the inherent diversity of our customer base and the nature of our service, we haven’t been, nor do we expect to be, severely affected by the downturn in the worldwide economy.  While our U.S. northeast operations have suffered the most significant impact of the economic downturn, we believe the worst is behind us and we are seeing a trend to stabilization.  The composition of assets in this segment, as outlined in the Outlook — strategy section of this MD&A, is not optimal.  Accordingly, we will continue to pursue ways to maximize the internalization of our collected waste stream and optimize this segment’s asset mix to reduce our exposure to further or future economic downturns.

We may be unable to obtain, renew or continue to maintain certain permits, licenses and approvals that we need to operate our business

We are subject to significant environmental and land use laws and regulations.  Our internalization strategy depends on our ability to maintain our existing operations, expand our landfills and transfer stations, establish new landfills and transfer stations and increase applicable daily or periodic tonnage allowances.  To own and operate solid waste facilities, we must obtain and maintain licenses or permits, as well as zoning, environmental and other land use approvals.  Permits, licenses and approvals to operate or expand non-hazardous solid waste landfills and transfer stations are difficult, time consuming and expensive to obtain.  Obtaining permits often takes several years and requires numerous hearings, and is in addition to complying with land use, environmental and other regulatory requirements.  Often, we also face resistance from citizen groups and other environmental advocacy groups.  Failure to obtain the required permits, licenses or approvals to establish new landfills and transfer stations or expand the permitted capacity of our existing landfills and transfer stations could hinder internalization and impair our business strategy.  To date we have been successful in overcoming these obstacles and have a solid history of obtaining permits, licenses and approvals necessary to conduct our business effectively.  A failure to obtain, renew or extend various permits and licenses could result in the impairment of certain assets recorded on our consolidated balance sheet and result in significant impairment charges recorded on our statement of operations and comprehensive income or loss.  We continue to pursue a replacement landfill site for our Calgary landfill and are active in our efforts to extend the life our current site.  If we are unsuccessful in the replacement of our Calgary landfill site, contributions to income generated from this site will be lost.  While the loss of income is significant, it would in no way hinder our ability to continue operating as a going concern or affect our ability to satisfy debt obligations or dividend payments as currently contemplated.  We are not aware of any significant permit or licensing barriers or issues that would significantly impact our ability to continue operating in a manner consistent with our historical or near-term expected future performance.

Our financial obligations to pay closure and post-closure costs in respect of our landfills could exceed current reserves

We have material financial obligations to pay closure and post-closure costs in respect of our landfills.  We have estimated these costs and made provisions for them, but these costs could exceed current reserves as a result of, among other things, any federal, provincial, state or local government regulatory action, including unanticipated closure and post-closure obligations.  The requirement to pay increased closure and post-closure costs could substantially increase our expenses and cause our net income to decline.  Additional discussion is included in the Critical Accounting Estimates — Landfill closure and post-closure costs and Environmental Matters sections of this MD&A.

We may be unable to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage

If we are unable to obtain performance or surety bonds, letters of credit or insurance, we may not be able to enter into additional solid waste or other collection contracts or retain necessary landfill operating permits.  Collection contracts, municipal contracts and landfill closure and post-closure obligations may require performance or surety bonds, letters of credit or other financial assurance to secure contractual performance or comply with federal, provincial, state or local environmental laws or regulations.  We typically satisfy these requirements by posting bonds.  As of December 31, 2009, we had approximately $218,100 of such bonds in place.  Closure bonds are difficult and costly to obtain.  If we are unable to obtain performance or surety bonds or additional letters of credit in sufficient amounts or at acceptable rates, we could be precluded from entering into additional collection contracts or obtaining or retaining landfill operating permits.  Any future difficulty in obtaining insurance also could impair our ability to secure future contracts that are conditional upon the contractor having adequate insurance coverage.  Accordingly, our failure to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage could limit our operations or violate federal, provincial, state or local requirements, which could have a materially adverse effect on our business, financial condition and results of operations.  We have been successful in obtaining sufficient surety bonds, letters of credit or other financial assurances and have maintained adequate insurance coverage.  Accordingly, we have not experienced significant costs or recoveries stemming from an inability to secure financial assurances or insurance.  While we are subject to market conditions as it relates to the cost of surety bonds, letters of credit or other financial assurances, we don’t anticipate nor do we have any indication that the costs to obtain these assurances will have a material effect on our operations and cash flows in the near-term.  We are also subject to market conditions as it relates to the cost of insurance which is further affected by our claims history.  We don’t anticipate, nor do we have any indication that the costs for, or our ability, to obtain or retain insurance are at risk or at costs that would preclude us from being competitive or impede our current or future operations.

Our existing long-term debt facilities contain restrictive covenants which requires us to meet certain financial ratios and financial condition tests

The terms of our facilities contain restrictive covenants that limit the discretion of management with respect to certain business matters.  These covenants place restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to pay dividends on shares and PPSs above certain levels or make certain other payments, investments, loans and guarantees, and to sell or otherwise dispose of assets and merge or consolidate with another entity.  In addition, the debenture and revolving credit facilities contain a number of financial covenants that require us to meet certain financial ratios and financial condition tests.  A failure to comply with any of these terms could result in an event of default which, if not cured or waived, could result in accelerated repayment.  If the repayment of any of these facilities was to be accelerated, we cannot assure you that our assets would be sufficient to repay these facilities in full.  We have been successful in meeting all restrictive covenant and financial condition tests contained in our facilities.  A failure to meet any of these tests could result in an event of default.  An event of default would result in the debt obligation becoming current and jeopardize our ability to continue as a going concern if we are incapable of finding replacement capital to fulfill our obligation(s).  Based on the restrictive covenant and financial condition tests included in our facilities, we remain confident that we will continue to meet these tests in the near-term and foreseeable future.  No longer paying the Canadian fifty-cent special dividend to common and PPS holders preserves approximately C$46,700 based on an aggregate outstanding equity count of 93,431, which provides us with the ability to repay indebtedness should we have no immediate organic or acquisition growth demands.

We may engage in acquisitions or mergers, which may adversely affect the profit, revenues, profit margins or other aspects of our business, and we may not realize the anticipated benefits of future acquisitions or mergers to the degree anticipated

Our growth strategy is based, in part, on our ability to acquire other waste management businesses.  The success of our acquisition strategy will depend, in part, on our ability to:

•        identify suitable businesses to buy;

•        negotiate the purchase of those businesses on acceptable terms;

•        complete the acquisitions within our expected time frame;

•        improve the results of operations of the businesses that we buy and successfully integrate their operations into our own; and

•        respond to any concerns expressed by regulators, including anti-trust or competition law concerns.

We may fail to properly complete any or all of these steps.  Many of our competitors are also seeking to acquire collection operations, transfer stations and landfills, including competitors that have greater financial resources than we do.  Increased competition may reduce the number of acquisition targets available to us and may lead to unfavorable terms as part of any acquisition, including high purchase prices.  If acquisition candidates are unavailable or too costly, we may need to change our business strategy.  Our integration plan for acquisitions will contemplate certain cost savings, including the elimination of duplicative personnel and facilities.  Unforeseen factors may offset the estimated cost savings or other components of our integration plan in whole or in part and, as a result, we may not realize any cost savings or other benefits from future acquisitions.  Further, any difficulties we encounter in the integration process could interfere with our operations and reduce our operating margins.  Even if we are able to make acquisitions on advantageous terms and are able to integrate them successfully into our operations and organization, some acquisitions may not fulfill our strategy in a given market due to factors that we cannot control, such as market position or customer base.  As a result, operating margins could be less than we originally anticipated when we made those acquisitions.  In such cases, it may change our strategy with respect to that market or those businesses and we may decide to sell the operations at a loss, or keep those operations and recognize an impairment of goodwill, capital, intangible or landfill assets.  We have been successful in identifying, negotiating and integrating various acquisitions in markets we currently serve and new markets we have entered.  At the end of 2008, disruptions in the financial markets impacted our valuation and ability to fund significant acquisitions.  However, in March and June 2009 we successfully raised equity and applied the net proceeds there from to borrowings under our U.S. long-term debt facilities.  We remain confident that we can continue to execute our acquisition strategy in the near-term and foreseeable future and that the risk of identifying, negotiating and integrating these acquisitions is low.

Future acquisitions may increase our capital requirements

We cannot be certain that we will have enough capital or that we will be able to raise capital by issuing equity or debt securities or through other financing methods on reasonable terms, if at all, to complete the purchases of any waste management businesses that we want to acquire.  Acquisitions will generally increase our capital requirements unless they are funded from excess free cash flow(B), representing free cash flow(B) in excess of dividends.  Acquisitions financed with debt or equity capital will result in higher long-term debt or equity amounts recorded on our consolidated balance sheet.  Higher debt levels can increase our borrowing rates and will increase interest expense due to higher levels of outstanding indebtedness.  Higher interest expense will serve to reduce current income tax expense or preserve loss carryforwards.  Based on current economic conditions, we remain optimistic that capital will be available, on reasonable terms, to allow us to execute our acquisition growth strategy and that a significant portion of our acquisitions will be funded from excess free cash flow(B), thereby reducing the need for additional capital.

We may be unable to successfully manage our growth

Our growth strategy will continue to place significant demands on our financial, operational and management resources.  In order to continue our growth, we may need to add administrative, management and other personnel, and make additional investments in operations and systems.  We cannot assure you that we will be able to find and train qualified personnel, or do so on a timely basis, or expand our operations and systems or expand and/or replace landfill capacity to the extent, and in the time, required.  We have, however, been successful in managing our growth and its demands on our financial, operational and management resources to date.  We remain confident that we can continue to manage our growth as we expand our operations, management and financial resource requirements.  At present, we deem the risk of managing our growth to be low.

We may lose contracts through competitive bidding or early termination

We derive a portion of our revenue from municipal contracts that require competitive bidding by potential service providers.  Although we intend to continue to bid on municipal contracts and to re-bid our existing municipal contracts, such contracts may not be maintained or won in the future.  We may also be unable to meet bonding requirements for municipal contracts at a reasonable cost to us or at all.  These requirements may limit our ability to bid for some municipal contracts and may favor some of our competitors.

We also derive a portion of our revenue from non-municipal contracts, which generally have a term of three to five years.  Some of these contracts permit our customers to terminate them before the end of the contractual term.  Any failure by us to replace revenue from contracts lost through competitive bidding, termination or non-renewal within a reasonable time period could result in a decrease in our operating revenue and earnings.  Contract losses may also make certain capital assets obsolete before they have exhausted their useful lives.  We may have no choice but to sell the assets in the open market at prices that differ from their recorded amounts, which could result in significant gains or losses on the assets disposition.  However, because we operate in various geographical locations throughout Canada and the U.S., we have generally been successful in obtaining new contracts at a faster pace than the pace of loss.  Accordingly, our organic growth has historically been positive and we expect this trend to continue.

We depend on third-party disposal customers at our landfills and we cannot assure you that we will maintain these relationships or continue to provide services at current levels

Operating and maintaining a landfill is capital intensive and generally requires performance bonds and letters of credit to secure performance and financial obligations.  As a result, a steady volume of waste is required over the operating life of the landfill in order to maintain profitable operations.  The loss of third-party disposal customers could reduce our revenues and profitability.  For the year ended December 31, 2009, approximately 54.2% of the total tonnage received by our landfills was derived from disposal of waste received from third-party disposal customers. Accordingly, we depend on maintaining a certain level of third-party disposal customers at our landfills so we can continue operating our landfills at profitable levels.

We cannot assure you that we will maintain our relationships or continue to provide services to any particular disposal customer at current levels.  We also cannot assure you that third-party customers will continue to utilize our sites and pay acceptable gate rates that generate acceptable margins for us.  Decreases could occur if new landfills open, if our existing disposal customers fail to renew their contracts, if the volume of waste disposal decreases or if we are unable to increase our gate rates to correspond with an increasing cost of operations.  In addition, new contracts for disposal services entered into by us may not have terms similar to those contained in current arrangements with existing customers, in which case revenues and profitability could decline.  We have been successful in maintaining relationships with our disposal customers and are cognizant of the geographical proximity of our landfills to alternative disposal sites, the competitive pressures faced in each market, and the economic environment in each market.  While there are always changes to the composition of our external customer mix, we have not experienced declines in volumes that are so pervasive that they have caused us to question the operating or financial viability of our landfills.  In our U.S. northeast segment, the economic slow down has resulted in reduced landfill volumes and has caused us to absorb costs we would not otherwise absorb to maintain and attract volumes.  While this remains a challenge in the current environment, we have seen volume stabilization in 2009 and we are optimistic that the economic recovery will gain momentum.  As outlined above, one of our goals is to optimize the asset mix in this segment with a view to limiting reliance on third party volumes.

Our Canadian and U.S. operations are geographically concentrated and susceptible to local economies, regulations and seasonal fluctuations

Our Canadian operations are concentrated in 20 markets in the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec and are susceptible to those markets’ local economies, regulations and seasonal fluctuations.  Our U.S. operations are geographically concentrated in the northeastern and southern U.S. and are susceptible to those regions’ local economies, regulations and seasonal fluctuations.  We operate in the following ten states: Texas, Arkansas, Missouri, Oklahoma, Louisiana, Mississippi, New York, New Jersey, Pennsylvania and Maryland, as well as the District of Columbia.

Our U.S. operations derived more than 31.8% of their revenue during 2008 and 32.6% of their revenue for 2009 from services provided in Texas, and more than 41.0% of their revenue during 2008 and 38.7% of their revenue for 2009 from services provided in New York.  Accordingly, economic downturns in Texas or New York and other factors affecting such states, such as state regulations affecting the non-hazardous solid waste management industry or severe weather conditions, could have a material adverse effect on our business, financial condition and results of operations.

In addition, seasonality may temporarily affect our revenues and expenses.  We generally experience lower construction and demolition debris volumes during the winter months when the construction industry is less active.  Frequent and/or heavy snow and ice storms can also affect revenues, primarily from transfer station and landfill operations, which are volume based, and the productivity of collection operations.  Higher than normal rainfall and more frequent rain storms over a 30 to 90 day period can put additional stress on the construction industry by lowering the volumes of waste handled in our landfills.

Most recently, our U.S. northeast segment has been impacted by the economic slow down.  While this remains a challenge in the current environment, we have seen volume stabilization in 2009 and we are optimistic that the economic recovery will gain momentum.  As outlined above, one of our goals is to optimize the asset mix in this segment with a view to limiting reliance on third party volumes.

Revenues generated under municipal contracts with New York City represented 4.3% of our revenues from our U.S. operations in 2009.  Termination, modification or non-renewal of such contracts could have a material adverse effect on our business, results of operations and financial condition

We attribute 4.4% of our revenue in 2008 and 4.3% of our revenue in 2009 to our municipal contracts with New York City.  On November 1, 2008, two of these contracts were renewed by New York City for three years, plus two one-year renewal options at the City’s option.  The last of the three contracts renewed in February 2010 for three years, plus two one-year renewal options at the City’s option.  Contracts with New York City can be terminated by New York City upon 10 days’ notice.  If these contracts are terminated, or if they are not renewed, we may not be able to replace the resulting lost revenue.  Such a loss could have a material adverse effect on our business, financial condition and results of operations.

In addition, during 2002, New York City announced changes to its solid waste management plan that would include reducing or eliminating the City’s reliance on private transfer stations, such as the ones we operate in New York City. While the plan is preliminary and has undergone substantial revision, New York City continues to pursue major changes in its system for transferring and disposing of municipal waste.  Since the announcement in 2002, New York City has requested proposals for alternative methods of handling municipal waste.  We have and will continue to make proposals as requested by the City until the City decides on the final plan and contractors.  If New York City implements changes to this system, it is possible that our existing contracts with the City would be modified, terminated or would not be renewed.

We remain vigilant in our communication with City officials to ensure we continue to meet the needs of the City and remain compliant with the terms of the contracts we service.  We believe that we have the right compliment of employees to continue to execute on this deliverable and we are not aware of any impediments that would jeopardize our belief.

Some of our employees are covered by collective bargaining agreements and efforts by labor unions to renegotiate those agreements or to organize our employees could divert management’s attention from its business or increase its operating cost

As of December 31, 2009, approximately 590, or 21%, of our U.S. employees were covered by collective bargaining agreements negotiated with six separate labor unions.  These collective bargaining agreements have terms ranging from three to five years, except for one which has a one-year renewal.  These collective bargaining agreements expire through 2015.  As of December 31, 2009, approximately 600, or 42%, of our Canadian employees were covered by collective bargaining agreements that have terms ranging from three to five years, except for one which has a one-year renewal.  These collective bargaining agreements expire through 2012.

The negotiation or renegotiation of these agreements could divert management’s attention from our business and the terms of any agreement could have an adverse effect on it.  If we are unable to negotiate acceptable collective bargaining agreements, we may have to wait through “cooling off” periods, which are often followed by union initiated work stoppages, including strikes.  We believe that we have good relationships with our unions and have a history of negotiating contracts that don’t impede our ability to manage our business and or impose undue costs on us.  We remain confident that we can continue to successfully negotiate union contracts efficiently and without being cost prohibitive.

Fluctuating fuel costs impact our operating expenses and we may be unable to fully offset increased diesel fuel costs through fuel surcharges

The price of diesel fuel is unpredictable and fluctuates based on events outside of our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns.  We need a significant amount of fuel to operate our collection and transfer trucks, and any price escalations will increase our operating expenses and could have a negative impact on our consolidated financial condition, results of operations and cash flows.  From time to time, in accordance with the terms of most of our customer contracts, we attempt to offset increased fuel costs through the implementation of fuel surcharges. However, we may be unable to pass through all of the increased fuel costs due to the terms of certain customers’ contracts and market conditions.  We have entered into a series of fuel hedges in both Canada and the U.S. with a view to limiting our exposure to fluctuating diesel fuel prices and to reduce operating cost variability.  While we have been successful in recovering rising diesel fuel costs from our customer base, not all of our contracts or costs incurred to operate our business permit us to pass along increasing diesel fuel costs.  Accordingly, entering into fuel hedges that effectively offset increasing diesel fuel costs where recoverability is limited allows us to stay operating cost variability.  We remain confident that we can continue to pass along rising diesel fuel costs or enter into fuel hedges to mitigate our exposure to fluctuations in our operating cost resulting from changes in diesel fuel prices.

We depend on members of our management team and if we are unable to retain them, our operating results could suffer

Our future success will depend on, among other things, our ability to keep the services of our management and to hire other highly qualified employees at all levels.  We compete with other potential employers for employees, and we may not be successful in hiring and keeping the services of executives and other employees that we need.  The loss of the services of, or the inability to hire, executives or key employees could hinder our business operations and growth.  We believe that we have good relationships with our management and their teams and offer each the opportunity to share in the success of the Company.  We structure our compensation plans to ensure we offer competitive remuneration and we regularly provide feedback and support to, and amongst, our managers to ensure they have the appropriate tools to successfully complete their required functions.  We remain confident that we can continue to retain and attract top talent without interruption or significant impact on our operating results.

We may record material charges against our earnings due to any number of events that could cause impairments to our assets

In accordance with U.S. GAAP, we capitalize certain expenditures and advances relating to disposal site development and expansion projects.  Events that could, in some circumstances, lead to impairment include, but are not limited to, shutting down a facility or operation or abandoning a development project or the denial of an expansion permit. If we determine that a development or expansion project is impaired, we will charge against earnings any unamortized capitalized expenditures and advances relating to such facility or project reduced by any portion of the capitalized costs that we estimate will be recoverable, through sale or otherwise.  We also carry a significant amount of goodwill on our consolidated balance sheet, which is required to be assessed for impairment annually, and more frequently in the case of certain triggering events.  We may be required to incur charges against earnings if we determine that certain events (such as the recent downturn in the recycling commodities market) could potentially cause the carrying value of our assets to be greater than their fair value, resulting in goodwill impairment.  Any such charges could have a material adverse effect on our results of operations.  We have been successful in the development and expansion of our landfills and related projects.  From time to time, we will expense certain capitalized amounts, however these amounts have never been significant.  We remain confident that signs of economic stabilization have and are continuing to occur and we don’t foresee any near-term impairment(s) that would result in a significant charge to our operations.

We cannot assure you that our insurance coverage will be sufficient to cover all losses or claims that we may incur

We seek to obtain and maintain, at all times, insurance coverage in respect of our potential liabilities and the accidental loss of value of our assets from risks, in those amounts, with those insurers, and on those terms we consider appropriate, taking into account all relevant factors, including the practices of owners of similar assets and operations.  However, not all risks are covered by insurance, and we cannot assure you that insurance will be available consistently or on an economically feasible basis or that the amounts of insurance will be sufficient to cover losses or claims that may occur involving our assets or operations.  We have been successful in securing insurance at commercially reasonable rates and on a basis which has been sufficient to cover our primary operating losses and claims.  We are not aware, nor do we have any indication, that our insurance coverage is or would be insufficient.

Governmental authorities may enact climate change regulations that could increase our costs to operate

Environmental advocacy groups and regulatory agencies in Canada and in the United States have been focusing considerable attention on the emissions of greenhouse gases and their potential role in climate change.  As a consequence, governments have begun (and are expected to continue) devising and implementing laws and regulations that require reduced, or are intended to reduce, greenhouse gas emissions.  The adoption of such laws and regulations, including the auction of allowances (for certain greenhouse gas emissions) and the imposition of fees, taxes or other costs, could adversely affect our collection and disposal operations.  As an example, certain jurisdictions in which we operate are contemplating air pollution control regulations that are more stringent than the existing requirements.  Changing environmental regulations could require us to take any number of actions, including the purchase of emission allowances or the installation of additional pollution control technology, and could make our operations less profitable, which could adversely affect our results of operations.  While governmental authorities may enact regulations that increase our cost of operations, it is unlikely that an increase in the cost of our operations would be isolated to us.  Accordingly, the management of waste, and the companies that participate in its management, are all likely to be subject to the same governmental regulation resulting in no one company being any more or less advantaged or disadvantaged than the other.  We may also have opportunities to earn environmental credits at our facilities that convert methane gas to energy.  We remain confident that we could recover increasing operating costs should regulations change that increase those costs.

Our business is highly competitive, which could reduce our profitability or limit our growth potential

The North American waste management industry is very competitive.  We face competition from several larger competitors and a large number of local and regional competitors.  Some of our competitors have significantly larger operations, significantly greater financial resources and greater name recognition or are able or willing to provide or bid their services at a lower price.  Because companies can enter the collection segment of the waste management industry with very little capital or technical expertise, there are a large number of regional and local collection companies in the industry.  We face competition from these businesses in the markets and regions we currently serve.

Similar competition may exist in each location into which we try to expand in the future.  In addition to national and regional firms and numerous local companies, we compete in certain markets with those municipalities that maintain waste collection or disposal operations.  These municipalities may have financial advantages due to their access to user fees and similar charges, tax revenue and tax exempt financing, and some control of the disposal of waste collected within their jurisdictions.

In each market in which we operate a landfill, we compete for solid waste business on the basis of disposal or “tipping” fees, geographical location and quality of operations.  Our ability to obtain solid waste business for our landfills may be limited by the fact that some major collection companies also operate landfills to which they send their waste.  In markets in which we do not operate a landfill, our collection operations may operate at a disadvantage to fully integrated competitors.  In markets where we are not able to assemble, or have yet to assemble, a vertically integrated suite of assets, we strive to obtain market influence. Generally, we are either the number one, two or three operator in every market we conduct business in.  We deem the profitability and growth risk to be low.

Increasing efforts by provinces, states and municipalities to reduce landfill disposal could lead to our landfills operating at a reduced capacity or force us to charge lower rates

Provinces, states and municipalities increasingly have supported the following alternatives to or restrictions on current landfill disposal:

• reducing waste at the source, including recycling and composting;

• prohibiting disposal of certain types of waste at landfills; and

• limiting landfill capacity.

Many provinces and states have enacted, or are currently considering or have considered enacting, laws regarding waste disposal, including:

• requiring counties, regions, cities and municipalities under their jurisdiction to use waste planning, composting, recycling or other programs to reduce the amount of waste deposited in landfills; and

• prohibiting the disposal of yard waste, tires and other items in landfills.

These trends may reduce the volume of waste disposed of in landfills in certain areas, which could lead to our landfills operating at a reduced capacity or force us to charge lower prices for landfill disposal services.  While reduced landfill volumes may occur as a result of various waste reduction initiatives, we look to be a partner with the provinces, states and municipalities we operate in to be part of their waste reduction solution.  And while landfill volumes may decline due to waste reduction initiatives effectively causing over-capacity in the market place, in markets where alternative means of disposal do not exist or the costs are prohibitive, landfill pricing could increase.  Operating with a vertically integrated suite of assets allows us to run strategies in each market place, which could include, but is not limited to, strategies to protect or grow market share or operating margins.  We don’t perceive this risk to be significant in the near term as this risk may take years to develop any significance.

We routinely make accounting estimates and judgments.  If these are proven to be incorrect, subsequent adjustments could require us to restate our historical financial statements

We make accounting estimates and judgments in the ordinary course of business.  Such accounting estimates and judgments will affect the reported amounts of our assets and liabilities at the date of our financial statements and the reported amounts of our operating results during the periods presented.  Additionally, we interpret the accounting rules in existence as of the date of our financial statements when the accounting rules are not specific to a particular event or transaction.  If the underlying estimates are ultimately proven to be incorrect, or if our auditors or regulators subsequently interpret our application of accounting rules differently, subsequent adjustments could have a material adverse effect on our operating results for the period or periods in which the change is identified. Additionally, subsequent adjustments could require us to restate our historical financial statements.  We remain diligent in our review of accounting rules and regulation.  We work with our auditors on all significant accounting matters and perform various internal reviews and complete various internal procedures to ensure we remain compliant.

The adoption of new accounting standards or interpretations could adversely affect our financial results

Our implementation of and compliance with changes in accounting rules and interpretations could adversely affect our operating results or cause unanticipated fluctuations in our results in future periods.  The accounting rules and regulations that we must comply with are complex and continually changing.  While we believe that our financial statements have been prepared in accordance with U.S. GAAP, we cannot predict the impact of future changes to accounting principles on our financial statements going forward.

If we identify deficiencies in our internal control over financial reporting, we could be required to restate our historical financial statements

We may face risks if there are deficiencies in our internal control over financial reporting and disclosure controls and procedures.  Our Board of Directors, in coordination with the Audit Committee, is responsible for assessing the progress and sufficiency of our internal control over financial reporting and disclosure controls and procedures and makes adjustments as necessary.  Any deficiencies, if uncorrected, could result in our financial statements being inaccurate and result in future adjustments or restatements of our historical financial statements, which could adversely affect our business.  We cannot predict the impact a deficiency in our internal controls over financial reporting could have on our financial statements.

Environmental Matters

Legislation and governmental regulation

We are subject to extensive legislation and governmental regulation that may restrict or increase the cost of our operations.

Our equipment, facilities and operations are subject to extensive and changing federal, provincial, state and local laws and regulations relating to environmental protection, health, safety, training, land use, transportation and related matters.  These include, among others, laws and regulations governing the use, treatment, transportation, storage and disposal of wastes and materials, air quality, water quality, permissible or mandatory methods of processing waste and the remediation of contamination associated with the release of hazardous substances.  In addition, federal, provincial, state and local governments may change the rights they grant to, and the restrictions they impose on, waste management companies, and those changes could restrict our operations and growth.

Our compliance with regulatory requirements is costly.  We may be required to enhance, supplement or replace our equipment and facilities and to modify landfill operations and, if we are unable to comply with applicable regulatory requirements, we could be required to close certain landfills or we may not be able to offset the cost of complying with these requirements.  In addition, environmental regulatory changes or an inability to obtain extensions to the life of a landfill could accelerate or increase accruals or expenditures for closure and post-closure monitoring and obligate us to spend monies in addition to those currently accrued.

Extensive regulations govern the design, operation, and closure of landfills.  For example, in October 1991, the U.S. Environmental Protection Agency (“EPA”) established minimum federal requirements for solid waste landfills under Subtitle D of The Federal Resource Conservation and Recovery Act of 1976, as amended.  If we fail to comply with the Subtitle D regulations, we could be required to undertake investigatory or remedial activities, curtail operations or close a landfill temporarily or permanently, or be subject to monetary penalties.  Moreover, if regulatory agencies fail to enforce the Subtitle D regulations vigorously or consistently, competitors whose facilities do not comply with the Subtitle D regulations or their state counterparts may obtain an advantage over us.  The financial obligations arising from any failure to comply with the Subtitle D regulations could harm our business and operating results.

Certain of our waste disposal operations traverse state, provincial, county and the Canada/U.S. national boundaries.  In the future, our collection, transfer, and landfill operations may be affected by proposed U.S. federal legislation governing interstate shipments of waste.  Such proposed federal legislation could prohibit or limit the disposal of out-of-state waste (including waste from Canada) and may require states, under certain circumstances, to reduce the amount of waste exported to other states.  If this or similar legislation is enacted in states in which we operate, it could have an adverse effect on our operating results, including our landfills that receive a significant portion of waste originating from out-of-state.  In addition, we believe that several states have proposed or have considered adopting legislation that would regulate the interstate transportation and disposal of waste in the states’ landfills.

Certain collection, transfer, and landfill operations may also be affected by “flow control” legislation.  Some states and local governments may enact laws or ordinances directing waste generated within their jurisdiction to a specific facility for disposal or processing. If this or similar legislation is enacted, state or local governments could limit or prohibit disposal or processing of waste in transfer stations or landfills or in third party landfills used by us.

In 1996, the New York City Council enacted Local Law 42, which prohibits the collection, disposal or transfer of commercial and industrial waste without a license issued by the New York City Business Integrity Commission, formerly known as the Trade Waste Commission (the “Business Integrity Commission”), and requires Business Integrity Commission approval of all acquisitions or other business combinations in New York City proposed by all licensees.  The need for review by the Business Integrity Commission could delay our consummation of acquisitions in New York City, which could limit our ability to expand our business in this region.

From time to time, provincial, state or local authorities consider and sometimes enact laws or regulations imposing fees or other charges on waste disposed of at landfills.  If additional fees are imposed in jurisdictions in which we operate and we are not able to pass the fees through to our customers, our operating results would be negatively affected.

We must comply with the requirements of federal, provincial, and state legislation related to worker health and safety.  These requirements can be onerous and include, in Canada, a requirement that any person that directs (or has the authority to direct) how another person does work or performs a task must take reasonable steps to prevent bodily harm to any person arising from that work or task.  Failure to comply with these requirements may result in criminal or quasi-criminal proceedings and related penalties.

The operational and financial effects discussed above associated with compliance with the laws and regulations and changes thereto to which we are subject, could require us to make significant expenditures or otherwise affect the way we operate our business, and could affect our financial condition and results of operations.

Environmental regulation and litigation

We may be subject to legal action relating to compliance with environmental laws, and to civil claims from parties alleging some harm as a consequence of migrating contamination, odours, and other releases to the environment or other environmental matters (including the acts or omissions of its predecessors) for which the business may be responsible.  We may also be subject to court challenges of our operating permits.

Solid waste management companies are often subject to close scrutiny by federal, provincial, state, and local regulators, as well as private citizens, and may be subject to judicial and administrative proceedings, including proceedings relating to their compliance with environmental and local land use laws.

In general, environmental laws authorize federal, provincial, state or local environmental regulatory agencies and attorneys general (and in some cases, private citizens) to bring administrative or judicial actions for violations of environmental laws or to revoke or deny the renewal of a permit.  Potential penalties for such violations may include, among other things, civil and criminal monetary penalties, imprisonment, permit suspension or revocation, and injunctive relief. These agencies and attorneys general may also attempt to revoke or deny renewal of our permits, franchises or licenses for violations or alleged violations of environmental laws or regulations.  Under certain circumstances, citizens are also authorized to file lawsuits to compel compliance with environmental laws, regulations or permits under which we operate and to impose monetary penalties.  Surrounding landowners or community groups may also assert claims alleging environmental damage, personal injury or property damage in connection with our operations.

From time to time, we have received, and may in the ordinary course of business in the future receive, citations or notices from governmental authorities alleging that our operations are not in compliance with our permits or certain applicable environmental or land use laws or regulations.  We will generally seek to work with the relevant authorities and citizens and citizen groups to resolve the issues raised by these citations or notices.  However, we may not always be successful in resolving these types of issues without resorting to litigation or other formal proceedings.  Any adverse outcome in these proceedings, whether formal or informal, could result in negative publicity, reduce the demand for our services, and negatively impact results from operations.  A significant judgment against us, the loss of a significant permit or license or the imposition of a significant fine could also affect our financial condition and results of operations.

Our future compliance with landfill gas management requirements under the Clean Air Act of 1970, as amended, may require installation of costly equipment, as well as incurring additional operating and maintenance costs.

Environmental contamination

We may have liability for environmental contamination associated with our current and former facilities as well as third party facilities. We may also be susceptible to negative publicity if we are identified as the source of potential environmental contamination.

We could be liable to federal, provincial or state governments or other parties if hazardous (or other regulated or potentially harmful) substances contaminate or have contaminated our properties, including soil or water under our properties, or if such substances from our properties contaminate or have contaminated the properties of others.  We could be liable for this type of contamination even if the contamination did not result from these activities or occurred before we owned or operated the properties.  We could also be liable for such contamination at properties to which we transported such substances or arranged to have hazardous substances transported, treated or disposed.  Certain environmental laws impose joint and several and strict liability in connection with environmental contamination, which means that the we could have to pay all recoverable damages, even if we did not cause or permit the event, circumstance or condition giving rise to the damages.  Moreover, many substances are defined as “hazardous” under various environmental laws and their presence, even in minute amounts, can result in substantial liability.  While we may seek contribution for these expenses from others, we may not be able to identify who the other responsible parties are and we may not be able to compel them to contribute to these expenses or they may be insolvent or unable to afford contribution.  If we incur liability and if we cannot identify other parties whom we can compel to contribute to our expenses and who are financially able to do so, our financial condition and results of operations may be impacted.

In addition, we have previously acquired, and may in the future acquire, businesses that may have handled and stored, or will handle and store, hazardous substances, including petroleum products, at their facilities.  These businesses may have released substances into the soil or groundwater.  They may also have transported or disposed of substances or arranged to have transported, disposed of or treated substances to or at other properties where substances were released into soil or groundwater.  Depending on the nature and business of these acquisitions, and other factors, we could be liable for the cost of cleaning up any contamination, and other damages, for which the acquired businesses are liable.  Any indemnities or warranties we obtained or obtain in connection with the purchases of these businesses may not suffice to cover these liabilities, due to limited scope, amount or duration, the financial limitations of the party who gave or gives the indemnity or warranty or other reasons.  Moreover, available insurance does not cover liabilities associated with some environmental issues that may have existed prior to attachment of coverage.

We could be subject to legal actions brought by governmental or private parties in connection with environmental contamination or discharges.  Any substantial liabilities associated with environmental contamination, whether to federal, provincial or state environmental authorities or other parties, could affect our financial condition and results of operations.

The currently inactive Tantalo landfill, which is located on the Seneca Meadows landfill, has been identified by the State of New York as an “Inactive Hazardous Waste Disposal Site”.  In the second quarter of 2009, the Department of Environmental Conservation (“DEC”) reclassified the site to one which no longer presents a significant threat to public health or the environment.   The reclassification is the result of recently completed remedial construction activities.

Climate Change Risk

We believe we are exposed to regulatory risks related to climate change because we operate in one of the most heavily regulated industries in North America.  The addition of increased regulations for the management of Green House Gases (“GHG”), particularly methane as a component of landfill gas, has been anticipated in the United States and in Canada.  We believe we are well positioned to manage these changes without severe impact to our operations.  The management of landfill gas generated at our landfills has been an integral part of our operations for many years and the associated costs required to manage this gas is contemplated in the development of our landfill asset amortization rates and asset retirement obligations.

We expect and encourage further strengthening of regulations related to our industry and we are committed to ensuring our operations meet and, where possible, exceed those requirements.  While meeting an ever-increasing regulatory regime can be costly, we proactively undertake initiatives to manage our GHG obligations to minimize those costs in an environmentally conscious manner.

We have taken action to manage regulatory risks and as one of North America’s largest environmental services companies, we have extensive experience and resources needed to operate in a highly regulated industry with strict legislation.  In addition to meeting and exceeding regulatory expectations for many years, we work constantly to identify best management practices that promote environmental sustainability.

We regularly review regulatory risks by qualified internal and external personnel at the local, regional and national levels.  This means that in all of our communities learning about new and improved methods of managing our services occurs by engaging with regulators and with industry experts to ensure we are always at the forefront of environmental excellence.

We are also exposed to physical risks.  Our operations provide service to various Canadian and U.S. markets and we operate landfills, transfer stations, materials recovery facilities and three landfill gas to energy facilities.  In addition, several of our landfills include facilities for the collection and thermal destruction of methane and two facilities provide methane to third parties for conversion to electricity.  Some of these markets are located in geographic areas with altitudes close to sea level, but the majority are located either remote from or at sufficient altitudes as to not be affected by sea level change.

We are prepared for and have historically taken steps to minimize the potential impact of extreme events, such as weather, to our operations.  We are also dependent on suppliers of various resources such as waste collection vehicles, fuel and other consumables.  Any extreme disruption in the supply of such resources could impede our ability to operate efficiently.

We continually review our physical risks as part of regular management operating reviews and, as issues are raised, we adapt our operating processes to minimize potential impacts from these risks.

We are also aware of consumer attitudes and demands, and changes thereto, as the public becomes ever increasingly aware of, and educated about, environmental issues.  We believe that consumers prefer to work with companies that are environmentally astute, provide environmentally sound services and encourage environmental well-being.  We encourage these attitudes and beliefs and, as an industry leader, we are well-positioned to assist our customers in realizing beneficial actions and in adjusting to changes in regulation or service that may result from climate change initiatives.  We are committed to identifying and offering services that can mutually benefit our customers while also addressing their climate change issues.  We regularly review our operations and policies to incorporate innovation and strategic management plans to reduce greenhouse gas emissions while remaining committed to provide competitive customer service and having continued respect for regulations and environmental stewardship.

International Financial Reporting Standards (“IFRS”)

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that the use of IFRS will be effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  While we have a continuing obligation to report our financial results in accordance with Canadian GAAP, this obligation ceases effective December 31, 2010.  Accordingly, we will not be required to comply with IFRS as we have elected to report our continuing financial results in accordance with U.S. GAAP.

Definitions of Adjusted EBITDA and Free cash flow

(A) All references to “Adjusted EBITDA” in this MD&A are to revenues less operating expense and SG&A, excluding certain non-operating or non-recurring SG&A expense, on the consolidated statement of operations and comprehensive income.  Adjusted EBITDA excludes some or all of the following: “certain SG&A expenses, amortization, net gain or loss on sale of capital and landfill assets, interest on long-term debt, financing costs, net foreign exchange gain or loss, net gain or loss on financial instruments, conversion costs, other expenses, income taxes and income or loss from equity accounted investee”.  Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. or Canadian GAAP and is therefore unlikely to be comparable to similar measures used by other issuers.  Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above.  These items are viewed by us as either non-cash (in the case of amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, deferred income taxes and income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, net gain or loss on sale of capital and landfill assets, interest on long-term debt, conversion costs, other expenses, and current income taxes).  Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B).  The underlying reasons for the exclusion of each item are as follows:

Certain SG&A expenses — SG&A expense includes certain, non-operating or non-recurring, expenses.  These expenses include transaction costs related to acquisitions and fair value adjustments attributable to stock options.  These expenses are not considered an expense indicative of continuing operations.  Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA.

Amortization — as a non-cash item amortization has no impact on the determination of free cash flow(B).

Net gain or loss on sale of capital and landfill assets — proceeds from the sale of capital and landfill assets are either reinvested in additional or replacement capital or landfill assets or used to repay revolving credit facility borrowings.

Interest on long-term debt — interest on long-term debt is a function of our debt/equity mix and interest rates; as such, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Net foreign exchange gain or loss — as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B).

Net gain or loss on financial instruments — as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B).

Conversion costs — conversion costs represent professional fees incurred on the Fund’s conversion from an income trust to a corporation and its eventual wind-up.  These expenses are not considered an expense indicative of continuing operations.  Conversion costs represent a different class of expense than those included in adjusted EBITDA.

Other expenses — other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA.

Income taxes — income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations.

Income or loss from equity accounted investee — as a non-cash item, income or loss from our equity accounted investee has no impact on the determination of free cash flow(B).

Adjusted EBITDA should not be construed as a measure of income or of cash flows.  The reconciling items between adjusted EBITDA and net income are detailed in the consolidated statement of operations and comprehensive income or loss beginning with operating income before amortization and net gain or loss on sale of capital and landfill assets and ending with net income and includes certain adjustments for expenses recorded to SG&A which management views as not indicative of continuing operations.  A reconciliation between operating income and adjusted EBITDA is provided below.  Adjusted operating income and adjusted net income are also presented in the reconciliation below.

	Three months ended March 31
	2010	2009

Operating income	$33,727	$25,171
Transaction and related costs - SG&A	1,998	—
Fair value movements in stock options - SG&A	761	17
Adjusted operating income	36,486	25,188
Net gain on sale of capital and landfill assets	(62)	(134)
Amortization	39,517	37,602
Adjusted EBITDA	$75,941	$62,656

Net income	$16,710	$9,639
Transaction and related costs - SG&A	1,998	—
Fair value movements in stock options - SG&A	761	17
Net gain or loss on financial instruments	(542)	530
Net income tax expense or recovery	(259)	(153)
Adjusted net income	$18,668	$10,033

(B) We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of operating performance (see page 9).  Free cash flow is a term which does not have a standardized meaning prescribed by U.S. or Canadian GAAP, is prepared before dividends and or distributions declared, and is therefore unlikely to be comparable to similar measures used by other issuers.  The objective of presenting this non-GAAP measure is to align our disclosure with other U.S. publicly listed companies in the waste industry.  We use this non-GAAP measure to assess our performance relative to other publically listed companies and to assess the availability of funds for growth investment and debt repayment.  All references to “free cash flow” in this MD&A have the meaning set out in this note.